Exhibit 99.2

AURORA CANNABIS INC.

Interim Management’s Discussion & Analysis

(Unaudited)

For the three and nine months ended March 31, 2020 and 2019

(in Canadian Dollars)

Interim Management’s Discussion & Analysis

Table of Contents

Business Overview	3
Condensed Statement of Comprehensive (Loss) Income	5
Key Quarterly Financial and Operating Results	6
Financial Highlights	6
Key Developments During the Three Month Period Ended March 31, 2020	8
Key Developments Subsequent to March 31, 2020	9
Financial Review	10
Liquidity and Capital Resources	18
Related Party Transactions	22
Critical Accounting Estimates	23
New or Amended Standards Effective July 1, 2019	23
Recent Accounting Pronouncements	24
Financial Instruments	25
Financial Instruments Risk	26
Summary of Outstanding Share Data	27
Historical Quarterly Results	28
Risk Factors	29
Internal Controls Over Financial Reporting	30
Cautionary Statement Regarding Forward-Looking Statements	30
Cautionary Statement Regarding Certain Non-GAAP Performance Measures	31
2	| AURORA CANNABIS INC. Q3 2020 MD&A

Interim Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended March 31, 2020

The following Interim Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of Aurora Cannabis Inc. (“Aurora” or the “Company”) should be read in conjunction with the Company’s condensed consolidated interim financial statements as at and for the three and nine months ended March 31, 2020 and the accompanying notes thereto (the “Financial Statements”), which have been prepared in accordance with International Accounting Standards 34 - Interim Financial Reporting (“IAS 34”) of International Financial Reporting Standards (“IFRS”). The MD&A has been prepared as of May 14, 2020 pursuant to the disclosure requirements under National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) of the Canadian Securities Administrators (“CSA”). Under the United States (“U.S.”) / Canada Multijurisdictional Disclosure System, we are permitted to prepare the MD&A in accordance with Canadian disclosure requirements which may differ from U.S. disclosure requirements.

Given the Company’s recent business transformation initiatives to realign its operational footprint and increase financial flexibility, this MD&A provides additional comparative disclosures related to the third quarter ended March 31, 2020 (“Q3 2020”) and the second quarter ended December 31, 2019 (“Q2 2020”). Management believes that these comparatives provide more relevant and current information. The Company has also reclassified certain items, which are not material, on the condensed consolidated interim statement of comprehensive loss to conform with the current period’s presentation and improve comparability.

All dollar amounts are expressed in thousands of Canadian dollars, except for share and per share amounts, and where otherwise indicated.

On May 11, 2020, the Company completed a one-for-twelve (1:12) reverse share split of all of its issued and outstanding common shares (“Share Consolidation”), resulting in a reduction in the issued and outstanding shares from 1,321,072,394 to approximately 110,089,366. Shares reserved under the Company’s equity and incentive plans were adjusted to reflect the Share Consolidation. All share and per share data presented in the Company’s consolidated financial statements and this MD&A have been retroactively adjusted to reflect the Share Consolidation unless otherwise noted.

This MD&A contains forward-looking information within the meaning of Canadian securities laws, and the use of non-GAAP measures. Refer to “Cautionary Statement Regarding Forward-Looking Statements” and “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” included within this MD&A.

This MD&A, condensed consolidated interim financial statements and the Company’s most recent annual audited consolidated financial statements, annual information form (“AIF”) and press releases have been filed in Canada on SEDAR at www.sedar.com and in the U.S. on EDGAR at www.sec.gov/edgar. Additional information can also be found on the Company’s website at www.auroramj.com.

Business Overview

Aurora was incorporated under the Business Corporations Act (British Columbia) on December 21, 2006 as Milk Capital Corp. Effective October 2, 2014, the Company changed its name to Aurora Cannabis Inc. The Company’s shares are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the trading symbol “ACB”, and on the Frankfurt Stock Exchange (“FSE”) under the trading symbol “21P”.

The Company’s head office and principal address is Suite 500 - 10355 Jasper Avenue, Edmonton, Alberta, Canada, T5J 1Y6. The Company’s registered and records office address is Suite 1500 - 1055 West Georgia Street, Vancouver, BC V6E 4N7.

Aurora is a Canadian cannabis company focused on world-class cultivation and production of consistent, high quality cannabis for both the global medical and Canadian consumer use markets. The Company has differentiated itself through its purpose-built growing facilities, which we believe are the most technologically advanced indoor agricultural growing facilities in the world. These facilities consistently produce high-quality cannabis at scale and aim to lower the risk of crop failure, which allows the Company to lower per-unit production costs. We support research into the myriad of potential medical uses of cannabis and have built a plant and human science team.

The Company’s principal strategic business lines are focused on the production, distribution and sale of cannabis in Canada and internationally. The Company currently views its primary market opportunities as follows:

•	Global medical cannabis market: Production, distribution and sale of pharmaceutical-grade cannabis products in countries around the world where permitted by government legislation. Currently, there are approximately 50 countries that have implemented regimes for some form of access to cannabis for medical purposes, and the Company’s current principal markets include Canada, Germany, Denmark and Italy;

•	Global consumer use cannabis market: Currently, only Canada and Uruguay have implemented regulated consumer use of cannabis regimes and the Company has primarily focused on operations in Canada. However, the Company believes that the increasing popularity of medical cannabis regimes globally may eventually lead to increased legalization of adult-use consumer markets. The Company believes its investment in international infrastructure and global market position currently positions the Company to capture these potential opportunities as legalization evolves globally; and

•	Global hemp-derived cannabidiol (“CBD”) market: The Company expects consumer demand for products including CBD derived from hemp plants to be an exciting growth opportunity in the coming years. The Company currently believes that the most important near-term market opportunity for hemp-derived CBD is in the U.S.
3	| AURORA CANNABIS INC. Q3 2020 MD&A

Business Transformation Update

On February 6, 2020, the Company announced a business transformation plan intended to better align the business financially with the current realities of the cannabis market in Canada while maintaining a sustainable platform for long-term growth. These actions included a significant reduction in selling, general & administrative ("SG&A") expenses and capital investment plans.

Management committed to reset the Company to an SG&A run rate, including research and development (“R&D”), of $40 million to $45 million per quarter by the end of the fiscal fourth quarter of 2020 by focusing the business on its core areas: 1) Canadian consumer market; 2) Canadian medical market; 3) established international medical markets; and 4) U.S. market initiatives. Management also stated its intention to reduce cash capital expenditures for the second half of fiscal 2020 to below $100 million in total through a detailed evaluation of all capital projects underway through a lens of optimizing near-term investor returns.

SG&A Update

The Company reported $80.1 million of SG&A expense and $5.6 million of R&D expense in Q3 2020. SG&A expense in Q3 included $5.0 million of one-time severance and related benefit costs related to the announced reset. After adjusting for severance costs, the reduction of $24.7 million in SG&A from Q2 2020 reflected the partial quarter impact of the decisions taken mid-way through Q3 2020 for the business reset. As of the date of this report, the Company’s current run rate for SG&A and R&D combined is approximately $60 million. This significant reduction from the $106.7 million reported for SG&A and R&D combined in Q2 2020 to the current rate of $60 million results from a focus on the core business and elimination of projects that do not contribute meaningfully to that focus. Reductions include: cancellation of a number of information technology projects, elimination of a number of projects that required significant external professional fees, renegotiation of several key marketing and research contracts, reduction in certain marketing programs, elimination of headcount across the SG&A functions, and the divestiture (as described below) of several non-core subsidiaries that had very low gross margins and carried heavy SG&A burden.

Management reiterates its intention to manage the business to a run rate of $40 to $45 million SG&A, including R&D, as we exit Q4 2020. This is particularly important in the context of the current COVID-19 environment as described below. While the timing of the growth of the cannabis market is difficult to predict, we can control our production and SG&A costs. Further reductions are planned and will come from (i) the completion of several projects by the end of June 2020, including the amalgamation of Aurora, MedReleaf and CanniMed (“Amalgamation”), providing for significant sales, fulfillment, and SG&A efficiencies, and (ii) the completion of our year-one Sarbanes-Oxley implementation which consumes significant effort and external spending in the current fiscal year. We will also see further SG&A reductions as we complete the profitability review of several parts of our business.

Capital Expenditures Update

Management committed to reducing capital spending to below $100.0 million in the second half of fiscal 2020. All capital spending was reviewed with the parameters of generating near term returns, a focus on our core businesses, and the preservation of financial resources.

Aurora reported approximately $73.7 million in capital expenditures in Q3 2020, which includes additions to intangible assets and excludes the impact of capitalized borrowing costs and share based compensation. For Q4 2020, management has approved capital spending plans totaling less than $25.0 million. These projects include: (i) the Amalgamation and centralized distribution as described above, (ii) co-generation capabilities at Aurora’s River facility, reducing risk at one of our major facilities and reducing energy costs, with a $10.0 million offsetting grant expected over the next 12 months, (iii) completion of the joint venture arrangement with Iotron Industries Canada Inc. to co-locate treatment within our Polaris facility, thereby significantly reducing treatment costs and release timelines for our cannabis products, (iv) the completion of the first six rooms at Aurora Sun to produce high demand cultivars, and (v) continued development of our German production facility. All projects, except for the German production facility, are expected to be largely complete in Q4 2020. Capital spending in Q1 2021 is planned to be well below Q4 levels.

Cash Utilization

At Q2 2020, the Company reported $156.3 million of unrestricted cash and $45.0 million of restricted cash. During Q3 2020, the Company predominantly utilized that cash in the following categories:

•	Adjusted EBITDA loss of $50.9 million with operations consuming cash of approximately $55.4 million;
•	Cash expenditures on capital assets of approximately $83.9 million, which includes invoices paid related to work done in Q2;
•	Decrease in non-cash working capital of $0.6 million, with an increase in biological assets and inventory of $35.3 million offset by other working capital changes; and
•	Payment of debt and lease obligations of approximately $60.0 million, of which $45.0 million was repaid using the Company’s previously restricted cash.

The Company raised cash through the draw down of $22.0 million under revolving credit facility and $206.4 million in net proceeds under the At-the-Market (“ATM”) program.

As at Q3 2020, the Company had $230.2 million of unrestricted cash on hand. Following the business transformation described above, the Company expects the continued reduction of EBITDA loss and capital expenditures. Even with the uncertainty from the COVID-19 pandemic, due to the cost reductions, overall demand on cash is expected to be significantly lower in Q4 2020 than in Q3 2020. Refer to “Liquidity and Capital Resources” section below for further discussion.

4	| AURORA CANNABIS INC. Q3 2020 MD&A

Coronavirus (“COVID-19”) Update

For the third quarter of 2020, the COVID-19 pandemic did not materially disrupt the Company’s business, financial condition, or results of operations. As at the date of the report, the production and sale of cannabis have been recognized as essential services across Canada and Europe. Consumer cannabis sales are primarily with government bodies, which continue to offer end customers online ordering and home delivery options. Consumer market retail stores are generally permitted to remain open subject to adhering to the required social distancing measures. All of the Company’s facilities in Canada and internationally continue to be operational and we continue to work closely with local, national and international government authorities to ensure that we are following the required protocols and guidelines related to COVID-19 within each region. Although there have not been any significant impacts to the Company’s operations to date, the Company cannot provide assurance that there will not be disruptions to its operations in the future. Refer to the “Risk Factors” section below for further discussion on the potential impacts of COVID-19.

The Company is closely monitoring the rapid evolution of COVID-19 with a focus on the jurisdictions in which the Company operates. During this period of uncertainty, it is our priority to safeguard the health and safety of our personnel, support and enforce government actions to slow the spread of COVID-19, and continually assess and mitigate the risks to our business operations. The Company has taken responsible measures to maximize the safety of staff working at all of its facilities. This includes reorganizing physical layouts, adjusting schedules to improve physical distancing, implementing extra health screening measures for employees and applying rigorous standards for personal protective equipment. The Company has also introduced a special bonus pay program for active facility-based staff. The Company continues to maintain regular communications with legal and government representatives, suppliers, customers and business partners to identify and monitor any potential risks to our ongoing operations.

COVID impact on near term operations

The impact of the COVID-19 pandemic on the drivers of growth in the Canadian consumer market is difficult to forecast. While the Company is optimistic about the total accessible market size of Canadian consumer cannabis over time, the variables related to the pandemic make the short-term growth of the market, and the Company’s revenue expectations, not feasible to predict with adequate degree of precision. The COVID-19 pandemic appears to have further slowed the roll-out of new retail locations in key provinces such as Ontario.

The Company’s operations remain at full capacity and market positioning is strong with leading market share in Canadian and German medical and Canadian consumer markets.

As described above, the Company embarked on an ambitious cost reset prior to the pandemic. The results of this business transformation, and the Company’s success with recent new cannabis brands including Daily Special, have positioned the Company well to manage through the uncertainties of the current market.

Condensed Statement of Comprehensive (Loss) Income

	Three months ended			Nine months ended
($ thousands)	March 31, 2020	December 31, 2019	March 31, 2019	March 31, 2020	March 31, 2019
Net revenue (1)	$75,520	$56,027	$65,145	$206,792	$148,997
Gross profit before fair value (“FV”) adjustments	$31,888	$22,813	$36,231	$97,207	$80,321
Gross profit	$27,405	$29,915	$52,622	$111,028	$92,814
Operating expenses	$110,973	$149,526	$130,239	$391,609	$362,494
Loss from operations	($83,568)	($119,611)	($77,617)	($280,581)	($269,680)
Other (expense) income (2)	($63,610)	($1,210,566)	($91,504)	($1,167,163)	($70,687)
Net loss	($137,363)	($1,305,898)	($160,195)	($1,432,891)	($295,656)
Adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”) (3)	($50,850)	($80,246)	($36,572)	($170,763)	($148,862)
(1)	Net revenue represents our total revenue exclusive of excise taxes levied by the Canada Revenue Agency (“CRA”) on the sale of medical and consumer cannabis products effective October 17, 2018. Management records actual and expected product returns and price adjustments against net revenue (three months ended March 31, 2020, December 31, 2019 and March 31, 2019 - $2.9 million, $10.6 million, and nil; nine months ended March 31, 2020 and 2019 - $13.5 million and nil).
(2)	Other (expense) income includes an impairment of $19.4 million and $71.4 million to property plant and equipment, $28.2 million and $74.4 million to investments in associates, nil and $158.7 million to intangible assets and nil and $762.2 million to goodwill, for the three and nine months ended March 31, 2020, respectively. Refer to Notes 9, 6 and 13, respectively, of the Financial Statements for the three and nine months ended March 31, 2020.
(3)	This term is defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A. Refer to the “Adjusted EBITDA” section for reconciliation to the IFRS equivalent.
5	| AURORA CANNABIS INC. Q3 2020 MD&A

Key Quarterly Financial and Operating Results

($ thousands, except Operational Results)	Q3 2020	Q2 2020	$ Change	% Change
Financial Results
Total net revenue (1)	$75,520	$56,027	$19,493	35%
Cannabis net revenue (1)(2)(3a)	$69,637	$52,676	$16,961	32%
Medical cannabis net revenue (2)(3a)	$31,086	$27,386	$3,700	14%
Consumer cannabis net revenue (1)(2)(3a)	$38,551	$22,906	$15,645	68%
Wholesale bulk cannabis net revenue (2)(3a)	-	$2,384	($2,384)	(100)%
Gross margin before FV adjustments on cannabis net revenue (2)(3b)	44%	44%	N/A	0%
Gross margin before FV adjustments on medical cannabis net revenue (2)(3b)	58%	54%	N/A	4%
Gross margin before FV adjustments on consumer cannabis net revenue (2)(3b)	34%	32%	N/A	2%
Gross margin before FV adjustments on wholesale bulk cannabis net revenue (2)(3b)	N/A	45%	N/A	N/A
Adjusted gross margin before FV adjustments on cannabis net revenue (2)(3b)	54%	55%	N/A	(1)%
Selling, general and administration expense	$80,147	$99,882	($19,735)	(20)%

Balance Sheet
Working capital	$447,812	$415,936	$31,876	8%
Cannabis inventory and biological assets (2)(4)	$244,485	$216,735	$27,750	13%
Total assets	$4,717,656	$4,671,912	$45,744	1%

Operational Results - Cannabis
Cash cost to produce per gram of dried cannabis sold (2)(3c)	$0.85	$0.88	($0.03)	(3)%
Active registered patients	86,674	90,307	(3,633)	(4)%
Average net selling price of medical cannabis (2)	$8.12	$7.99	$0.13	2%
Average net selling price of consumer cannabis (2)	$4.33	$4.76	($0.43)	(9)%
Average net selling price of wholesale bulk cannabis (2)	N/A	$1.90	N/A	N/A
Kilograms produced	36,207	30,691	5,516	18%
Kilograms sold (5)	12,729	9,501	3,228	34%
(1)	Includes the impact of actual and expected product returns and price adjustments (three and nine months ended March 31, 2020 - $2.9 million and $13.5 million; three and nine months ended March 31, 2019 - nil).
(2)	These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A.
(3)	Refer to the following sections for reconciliation of non-GAAP measures to the IFRS equivalent measure:
a.	Refer to the “Revenue” section for a reconciliation of cannabis net revenue to the IFRS equivalent.
b.	Refer to the “Gross Margin” section for reconciliation to the IFRS equivalent.
c.	Refer to the “Cash Cost of Sales of Dried Cannabis and Cash Cost to Produce Dried Cannabis Sold - Aurora Produced Cannabis” section for reconciliation to the IFRS equivalent.
(4)	Represents total biological assets and cannabis inventory, exclusive of merchandise, accessories, supplies and consumables.
(5)	The kilograms sold is offset by the grams returned during Q3 2020.

Financial Highlights

Revenue

Medical Cannabis Net Revenue

During Q3 2020, our Canadian medical cannabis net revenue increased to $27.0 million in Q3 2020 as compared to $25.6 million in Q2 2020. The 6% increase was primarily attributable to sales growth in our cannabis derivative products, which includes cannabis oils, capsules, softgels, sprays, topicals, edibles and vaporizers. The sale of Cannabis 2.0 products was legalized in Canada effective October 17, 2019, however our sales effectively began December 17, 2019. This revenue growth was offset by a 4% decrease in the number of active registered patients.

During Q3 2020, our international medical cannabis net revenue increased by $2.2 million, or 125%, to $4.0 million. The growth in international medical cannabis sales is directly attributable to our resumption of sales operations in the European Union (“EU”) in February 2020, which had been suspended since December 2019, following the receipt of the necessary approvals from German regulators.

Our Canadian medical cannabis net revenue and gross margins continue to be negatively impacted by excise taxes levied on the sale of cannabis products in Canada. Given our patient-first commitment and belief that medical cannabis should not be subject to excise tax, we do not pass the cost of these excise taxes onto our medical cannabis patients. As a result, excise taxes negatively impacted our Q3 2020 Canadian medical cannabis net revenue and gross margin by $3.3 million and 5%, respectively ($3.3 million and 6% for Q2 2020). Excluding the impact of excise taxes, Canadian medical cannabis net revenue and gross margin would have been $30.3 million and 61%, respectively for Q3 2020 as compared to $28.9 million and 61%, respectively for Q2 2020.

6	| AURORA CANNABIS INC. Q3 2020 MD&A

Consumer Cannabis Net Revenue

Consumer cannabis net revenue increased by $15.6 million, or 68%, from $22.9 million in Q2 2020 to $38.6 million in Q3 2020. The increase is primarily attributable to (i) a net $4.2 million increase in revenue resulting from a higher overall volume of product sold, which included a significant shift in our product mix towards our new Daily Special value brand, which launched in February 2020, (ii) a $2.8 million increase in our Cannabis 2.0 sales, which commenced near the end of December 2019, and (iii) a $7.6 million reduction in actual net returns, price adjustments and provisions as compared to Q2 2020.

Q3 2020 consumer cannabis net revenue is presented net of $0.9 million of actual returns and price adjustments and a $2.0 million net revenue provision for future returns and price adjustments. Before the impact of returns, price adjustments and the recognition of the revenue provision, consumer cannabis net revenue would have increased by $8.0 million or 24% as compared to Q2 2020. Management continues to work closely with provincial government bodies to monitor inventory levels and related sell-through rates to manage the level of future product returns.

During Q3 2020, consumer cannabis net revenue comprised 51% of our total consolidated net revenue, and 55% of cannabis net revenue.

Production

During Q3 2020, Aurora produced 36,207 kilograms of cannabis as compared to 30,691 kilograms in Q2 2020. The 18% increase in output was a return to targeted production rates following the Q2 2020 pivot of production towards the cultivation of certain strains to align production capacity with evolving consumer preferences. Management continues to evaluate its need and timing for additional production capacity to better align its operating footprint with forecasted supply and demand in Canadian and international cannabis markets.

Aurora’s current operating facilities production capacity is approximately 150,000 kilograms annually. The Company continues to focus on producing consistent high-quality, low-cost product to meet evolving market demands. Our design philosophy is intended to allow us to respond to market conditions quickly with consistent production volumes and potencies, and increased harvest cycles, which allows us to be more flexible in our facilities and reactive to changes in demand.

Cash Cost to Produce

Cash cost to produce per gram of dried cannabis sold decreased to $0.85 per gram and gram equivalent compared to $0.88 per gram in the prior quarter. In Q3 2020, the Company produced 36,207 kilograms, a 18% increase from Q2 2020 which resulted in higher overhead absorption. This was offset by an increase in labor costs associated with additional overtime hours to supplement increased absences due to COVID-19 and increased utility costs. Although the Company continues to produce cannabis at less than $1.00 per gram, in order to protect healthy gross margins as the consumer market evolves to lower priced products, Aurora has a continuous improvement process related to production, manufacturing, packaging and distribution efficiencies. This program includes workflow redesign, ongoing automation of higher cost processes, fine-tuning of growing conditions for top quality flower, and yield and potency enhancement science and cultivation programs, all of which are intended to deliver ongoing cost per gram improvements and optimized alignment to consumer preferences.

Gross Margins

Gross margin before fair value adjustments on cannabis net revenue was 44% in Q3 2020, unchanged as compared to 44% in Q2 2020. The stability of our gross margin is primarily attributable to (i) a decrease in our cash cost to produce per gram of dried cannabis sold as described above, (ii) consistent medical cannabis sales prices relative to prior quarter, (iii) growth in our consumer cannabis sales resulting from a significant shift in our product sales mix towards our competitively priced Daily Special value brand, which decreased our average net selling price of consumer cannabis from $4.76 per gram in Q2 2020 to $4.33 per gram in Q3 2020, (iv) renewed contribution from higher margin German sales, and (v) the $7.6 million decline in revenue provisions. Excluding the impact of revenue provisions, gross margin before fair value adjustments on cannabis net revenue would have been 47% in Q3 2020 as compared to 48% in Q2 2020.

The adjusted gross margin before fair value adjustments on cannabis was 54% in Q3 2020 compared to 55% in Q2 2020 for the reasons noted above.

Selling, General and Administration (“SG&A”)

During Q3 2020, SG&A was $80.1 million, a decrease of $19.7 million from the $99.9 million in the prior quarter. The decrease was primarily due to management’s business transformation plan announced on February 6, 2020 to rationalize all spending and focus on activities that generate near-term positive impact to earnings and reflected a blend of pre- and post-reset spending plans. Q3 2020 also includes approximately $5.0 million of one-time severance and related benefit costs.

The Company is entering Q4 2020 at an SG&A quarterly run rate of approximately $60 million, including research and development (“R&D”), and reaffirms its ongoing commitment to reduce SG&A, including R&D, to a level of between $40 million and $45 million entering fiscal Q1 2021.

Refer to the “Key Developments During the Three Month Period Ended March 31, 2020 - Business Transformation Plan” and the “Liquidity and Capital Resources” section for further discussion.

Impairment

During Q3 2020, the Company recorded a $7.4 million impairment charge to property, plant and equipment and a $2.4 million impairment charge to right-of-use assets associated with the Canadian Hemp Cash Generating Unit (“CGU”). The impairment charges are allocated to the Company’s cannabis operating segment. Impairment charges during the period were primarily attributable to slower than initially expected sales and profitability for the Canadian Hemp CGU. Refer to Note 9 of the Financial Statements for a description of the key assumptions used in the impairment test.

7	| AURORA CANNABIS INC. Q3 2020 MD&A

Additionally, the Company also recognized an impairment charge of $28.2 million on its investments in associates to reflect current market values, and a $9.6 million write-down on the Exeter property, acquired as part of the MedReleaf transaction, which the Company has accepted an offer to sell for $9.0 million. Refer to Note 6 and Note 12 of the Financial Statements for further information.

Net Loss

During Q3 2020, net loss was $137.4 million, as compared to $1.3 billion in Q2 2020. The quarter-over-quarter improvement in net loss is primarily due to the $762.2 million goodwill impairment charge and $210.6 million impairment charge on intangibles and property, plant and equipment that was recognized in Q2 2020.

Adjusted EBITDA

The Company defines adjusted EBITDA as net (loss) income excluding interest income (expense), accretion, income taxes, depreciation, amortization, changes in fair value of inventory sold, changes in fair value of biological assets, share-based compensation, foreign exchange, changes in fair value of financial instruments, gains and losses on deemed disposal, and non-cash impairment of intangibles, goodwill, and other assets.

The adjusted EBITDA loss for Q3 2020 was $50.9 million as compared to a $80.2 million loss in the prior quarter. The $29.4 million improvement in our adjusted EBITDA loss is primarily due to the quarter-over-quarter $19.5 million increase in net revenue, and a $19.7 million decrease in SG&A, which was offset by a $10.4 million increase in cost of goods sold. Excluding the $5.0 million in one-time severance and related benefit costs, adjusted EBITDA loss would have been $45.9 million, a decrease of $34.4 million, or 43% as compared to Q2 2020.

Key Developments During the Three Month Period Ended March 31, 2020

Facility Update

On February 3, 2020, we announced that our Aurora River production facility, located in Bradford, Ontario, has received its EU Good Manufacturing Practice (“EU GMP”) certification. Aurora River has a cultivation capacity of 28,000 kilograms per year across its 17 fully-planted, independently climate-controlled grow rooms. The EU GMP certification of Aurora River enables the Company to allocate both a greater quantity of dried and extracted product to international markets as well as introduce new products grown and produced in the facility.

Retirement of Chief Executive Officer (“CEO”), Appointment of Interim CEO, and Board Expansion

On February 6, 2020, the Company announced the retirement of Terry Booth, its CEO, and concurrent appointment of Michael Singer as Interim CEO. As part of the succession plan, Terry Booth has retained his position as a Director. The Company also announced the appointment of two new independent Directors, Lance Friedmann and Michael Detlefsen to Aurora’s Board of Directors.

Business Transformation Plan

On February 6, 2020, we announced a business plan to align SG&A and capital expenditures with current market conditions. Management is currently working towards reducing SG&A to a target SG&A range of $40.0 million to $45.0 million per quarter by the end of the fiscal fourth quarter of 2020. To achieve this, management has focused the business on its core areas: (i) Canadian consumer market; (ii) Canadian medical market; (iii) established international medical markets; and (iv) U.S. market initiatives. As part of the transformation plan, the Company eliminated close to 500 full-time equivalent staff across the company, including approximately 25% of corporate positions. Management is also re-evaluating spending plans on information technology projects, sales and marketing initiatives, travel and entertainment, professional services, and other non-revenue-generating third party costs, which do not provide an immediate impact to earnings. We have also reduced capital expenditures to below $100 million in the second half of fiscal 2020.

Financing Activities

On March 25, 2020, the Company executed an amendment to the existing C$360.9 million credit facility that was executed on September 4, 2019 (the “First Amended and Restated Credit Agreement”) with the Bank of Montreal (“First Amendment to the First Amended and Restated Credit Agreement”). The amendment eliminated the $96.5 million non-revolving facility (“Facility D”) as the funds were initially earmarked for the construction of Aurora Sun which has since been deferred; utilized the $45.0 million restricted cash to repay and permanently reduce the outstanding term loan balance under Facility C; and amended our financial covenant ratios. Refer to the “Liquidity and Capital Resources” section for additional discussion.

Launch of Value Brand

In response to growing consumer demand for lower priced dried flower in the Canadian consumer market, in February 2020 Aurora launched a new brand called “Daily Special”. Daily Special targets the value segment of the consumer market by delivering high-potency THC with a variety of package sizes at competitive price points.

8	| AURORA CANNABIS INC. Q3 2020 MD&A

Restricted Share Unit (“RSU”), Deferred Share Unit (“DSU”) and Option Grants

During Q3 2020, the Company granted 185,047 RSUs to senior officers related to recent promotions and retention incentives. 10,049 RSUs vest annually over three years and 174,998 RSUs vest periodically tied to certain events. 4,834 DSUs were granted to Directors as part of their annual retainer, paid quarterly.

During Q3 2020, the Company granted 56,054 stock options exercisable between $21.72 and $56.52 to senior officers and directors of the Company related to recent promotions and retention incentives. Of the 56,054 stock options granted, 23,558 stock options vest in Q1 2021, 17,720 vest annually over 3 years, and 14,776 vest annually over 1 year.

Key Developments Subsequent to March 31, 2020

Financing Activities

On April 16, 2020, we filed a second At-the-Market (“ATM”) supplement which provides for an additional US$250.0 million in common shares to be sold by the executing sales agents at market prices, increasing the total financing available under the ATM to US$650.0 million. Refer to the “Liquidity and Capital Resources” section for further details. Subsequent to March 31, 2020, we issued 629,367 common shares under the ATM for gross proceeds of US$5.6 million.

Sale of Assets

In connection with management’s plan to rationalize capital expenditures, the Company accepted an offer to sell the Exeter property for gross proceeds of $9.0 million, and accepted an offer to sell our Jamaica property for gross proceeds of US$3.4 million.

In April 2020, the Company sold 5,302,227 common shares of EnWave Corporation at $0.80 per share for net proceeds of $4.1 million.

NYSE Continued Listing Standard Notification

On April 8, 2020, the Company received notification from the NYSE that, as a result of its common share price falling below an average of U.S.$1.00 for a consecutive 30 trading-day period, it was not in compliance with one of the NYSE’s continued listing standards. Although the Company’s Board of Directors considered many factors when approving the share consolidation described below, the share consolidation is being partially implemented in response to this NYSE notification. The share consolidation has restored compliance with NYSE listing requirements and continues to provide access to a broad range of investors, access to equity capital, and trading liquidity. Non-compliance with the NYSE’s price listing standard does not affect the Company’s business operations or its reporting requirements to any regulatory authorities, nor does it breach or cause an event of default under any of the Company’s agreements with its lenders. In addition, non-compliance with the NYSE price listing standard does not affect the continued listing and trading of the Common Shares on the TSX.

Share Consolidation

On May 11, 2020, the Company completed the Share Consolidation, resulting in a reduction in the issued and outstanding shares from 1,321,072,394 to approximately 110,089,366. Shares reserved under the Company’s equity and incentive plans were adjusted to reflect the Share Consolidation.

Disposition of Hemp Business

Aurora initially invested in Hemp operations to provide optionality for low cost CBD extraction. As regulations have developed, it is clear that hemp biomass is, and will continue to be, available on the market at very low cost. Further, with our outdoor R&D grow in Canada last season, the Company is also confident that higher potency CBD cannabis biomass can be grown at very low cost for extraction. As such, management does not consider the hemp production and foods business to be core to Aurora’s future and has agreements to divest of certain Canadian and European Hemp assets for a nominal amount in May 2020. Aurora’s hemp business was projected to require further capital investment and continued absorption of operating losses for at least the next 18 months. This divestiture will relieve the Company of a low margin business that carried approximately $3.0 million of SG&A per quarter.

Disposition of Aurora Larssen Projects Inc. (“ALPS”)

Aurora initially acquired Larssen Ltd. in December 2017 as the Company executed an aggressive expansion strategy including the construction of a number of highly-advanced cannabis production facilities. By bringing Larssen’s world-leading expertise in-house, this acquisition allowed Aurora to save considerable project-related expenses over the intervening two and a half years of global expansion. With Aurora’s major production facilities either completed or well planned, the Company recognized the opportunity to reduce ongoing SG&A of approximately $2.0 million per quarter through the divestiture of ALPS. The divestiture occurred in the first half of May 2020 for a nominal amount. Aurora will retain a preferential pricing services agreement with ALPS should ongoing maintenance or engineering services be required in the future.

9	| AURORA CANNABIS INC. Q3 2020 MD&A

Financial Review

Revenue

The Company primarily operates in the cannabis market. Effective October 17, 2018, the Cannabis Act took effect in Canada and Aurora began selling cannabis to the consumer market across Canada. Aurora also derives revenues from auxiliary support functions, which include patient counseling services and design, engineering and construction services. The table below outlines the reconciliation from the Company’s total net revenue to its cannabis net revenue metric.

($ thousands)	Three months ended		Nine months ended
	March 31, 2020	March 31, 2019	March 31, 2020	March 31, 2019
Net revenue	75,520	65,145	206,792	148,997
Design, engineering and construction services	-	(914)	-	(2,403)
Patient counseling services	(489)	(809)	(2,239)	(4,385)
Analytical testing services	(630)	(1,238)	(2,083)	(3,051)
Other cannabis segment revenues (accessories, hemp, other)	(4,504)	(962)	(8,327)	(4,521)
Horizontally integrated business revenue	(260)	(2,570)	(1,054)	(3,811)
Cannabis net revenue	69,637	58,652	193,089	130,826

During the three months ended Q3 2020, cannabis net revenue increased by $11.0 million or 19% as compared to the same period in the prior year. The change was due to an increase in consumer cannabis net revenue of $9.0 million, an increase in medical cannabis net revenue of $4.1 million, and a decrease in wholesale bulk cannabis net revenue of $2.1 million as compared to the previous period. Net revenue from the sale of consumer cannabis in Q3 2020 is presented after recognizing the impact of $0.9 million of actual returns and price adjustments and a $2.0 million provision for future returns and price adjustments (three and nine months ended March 31, 2019 - nil). The $2.0 million provision is based on historical experience and management’s estimate of future returns and price adjustments. Before considering the cumulative $2.9 million impact of the product returns, price adjustments and the revenue provision, total cannabis net revenue in Q3 2020 would have increased by $13.9 million or 24% as compared to the three months ended March 31, 2019. Of the $11.0 million increase in total cannabis net revenue for the three months ended Q3 2020, $0.8 million is attributed to the acquisition of Whistler which occurred on March 1, 2019.

During the nine months ended Q3 2020 cannabis net revenues increased by $62.3 million, or 48%, as compared to the same period in the prior year. The increase is primarily attributable to (i) a $39.8 million increase in consumer cannabis net revenue; (ii) a $10.6 million increase in wholesale bulk cannabis net revenue; and (iii) a $11.9 million increase in medical cannabis net revenue primarily driven by an increase in extract sales. Included in the increase in total cannabis net revenue for the nine months ended Q3 2020 is a $3.3 million increase attributed to the acquisition of Whistler which occurred on March 1, 2019.

The table below outlines the breakdown of cannabis net revenue between our medical, consumer and wholesale bulk markets, as well as our dried cannabis and cannabis extracts for the three months ended March 31, 2020, three months ended December 31, 2019, and nine months ended March 31, 2020 and 2019.

($ thousands)	Three months ended		Nine months ended
	March 31, 2020	December 31, 2019	March 31, 2020	March 31, 2019
Medical cannabis net revenue
Canada dried cannabis	14,894	14,803	44,579	43,663
Canada cannabis extracts (1)	12,155	10,791	33,552	23,715
International dried cannabis	4,020	1,758	10,331	9,660
International cannabis extracts (1)	17	34	460	-
Total medical cannabis net revenue	31,086	27,386	88,922	77,038

Consumer cannabis net revenue
Dried cannabis	32,996	28,778	88,663	46,790
Cannabis extracts (1)	8,473	4,693	16,299	4,924
Net revenue provisions	(2,918)	(10,565)	(13,483)	-
Total consumer cannabis net revenue	38,551	22,906	91,479	51,714

Wholesale bulk cannabis net revenue
Dried cannabis	-	2,352	9,784	2,074
Cannabis extracts (1)	-	32	2,904	-
Wholesale bulk cannabis net revenue	-	2,384	12,688	2,074

Total cannabis net revenue	69,637	52,676	193,089	130,826
(1)	Cannabis extract revenue includes cannabis oils, capsules, softgels, sprays, topicals, edibles and vaporizer revenue.
10	| AURORA CANNABIS INC. Q3 2020 MD&A

Medical Cannabis Net Revenue

During the three months ended Q3 2020, the Company’s medical cannabis net revenue increased by $3.7 million, or 14%, as compared to the prior quarter. The increase in medical cannabis net revenue for the current quarter was primarily due to (i) a $2.2 million increase in European sales as the Company resumed EU cannabis sales in February 2020, which had been suspended since December 2019, following the receipt of the necessary approvals from German regulators; and (ii) a $0.9 million increase in Canadian Cannabis 2.0 sales in the medical channel. Q3 2020 includes the first full quarter of Cannabis 2.0 revenue as sales commenced near the end of December 2019. The sales of such cannabis derivative products were legalized in Canada effective October 17, 2019, but were effectively available for sale from December 17, 2019.

For the nine months ended Q3 2020, medical cannabis net revenue increased by $11.9 million, or 15%, as compared to the same period in the prior year. The increase was primarily driven by an increase in cannabis extract sales, which was comprised of (i) a $10.8 million increase in Canadian medical sales, of which $1.9 million was from the March 2019 acquisition of Whistler; (ii) a 9,538 increase in our registered medical patients; and (iii) a $1.1 million increase in European sales.

Consumer Cannabis Net Revenue

During the three months ended Q3 2020, consumer cannabis net revenue increased by $15.6 million, or 68% compared to the prior quarter. The increase is primarily attributed to:

(i)	a net $4.2 million increase in dried cannabis revenue resulting from a higher overall volume of product sold, which included a significant shift in our product mix toward our Daily Special value brand. Consequently, these sales volume increases were offset by the impact of the lower and more competitive price point of Daily Special and our average net selling price of consumer cannabis decreased from $4.76 per gram in Q2 2020 to $4.33 per gram in Q3 2020;
(ii)	a $7.6 million reduction in actual net returns, price adjustments and provisions as compared to Q2 2020; and
(iii)	a $2.8 million increase from the inclusion of a full quarter of Cannabis 2.0 revenue. Sales of our Cannabis 2.0 products commenced near the end of December 2019 with the initial provincial load-ins from Aurora.

Included in consumer cannabis net revenue for Q3 2020 is a $0.9 million net revenue adjustment for actual returns and price adjustments as well as a $2.0 million net revenue provision for estimated future returns and price adjustments (three months ended Q2 2020 - $6.9 million and $3.7 million, respectively). The $2.0 million provision is based on historical experience and management’s estimate of future returns and price adjustments. Before considering the cumulative impacts of price adjustments and revenue provisions, consumer cannabis net revenue would have increased $8.0 million, or 24%, as compared to the prior quarter.

For the nine months ended Q3 2020, consumer cannabis net revenue increased by $39.8 million, or 77% compared to the same period in prior year. The increase was primarily due the recognition of a full nine months of consumer cannabis sales over the comparative period as legalization under the Cannabis Act came into effect on October 17, 2018.

Wholesale Bulk Cannabis Net Revenue

During the three months ended Q3 2020, the Company generated a nominal amount of wholesale bulk cannabis net revenue as compared to $2.4 million in the prior quarter. The Company generates revenue from wholesale bulk cannabis from time-to-time when pricing and terms are appropriate. In Q2 2020, wholesale bulk cannabis revenue was generated from the sale of trim, which has a lower potency and therefore commands a lower average net selling price per gram.

During the nine months ended March 31, 2020, the Company’s wholesale bulk cannabis net revenue increased by $10.6 million as compared to the same period in prior year as the Company had only begun generating wholesale transactions in Q3 2019.

Gross Margin

	Three months ended			Nine months ended
($ thousands)	March 31, 2020	December 31, 2019	March 31, 2019	March 31, 2020	March 31, 2019
Net revenue	75,520	56,027	65,145	206,792	148,997
Cost of sales	(43,632)	(33,214)	(28,914)	(109,585)	(68,676)
Gross profit before FV adjustments (1)	31,888	22,813	36,231	97,207	80,321
Changes in fair value of inventory sold	(15,380)	(22,778)	(17,407)	(56,692)	(48,968)
Unrealized gain on changes in fair value of biological assets	10,897	29,880	33,798	70,513	61,461
Gross profit	27,405	29,915	52,622	111,028	92,814
Gross margin	36%	53%	81%	54%	62%
(1)	Gross profit before fair value adjustments is a non-GAAP measure. Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A for the defined term.
11	| AURORA CANNABIS INC. Q3 2020 MD&A

The table below outlines adjusted gross profit and margin before FV adjustments on cannabis net revenue for three months ended March 31, 2020, December 31, 2019, March 31, 2019, and nine months ended March 31, 2020 and March 31, 2019.

	Three months ended			Nine months ended
($ thousands)	March 31, 2020	December 31, 2019	March 31, 2019	March 31, 2020	March 31, 2019
Gross profit before FV adjustments (1)	31,888	22,813	36,231	97,207	80,321
Adjustments:
Gross profit from non-cannabis auxiliary support functions	(908)	296	(3,828)	(1,776)	(9,715)
Depreciation	6,445	5,657	4,619	18,073	5,833
Adjusted gross profit before FV adjustments on cannabis net revenue (1)	37,425	28,766	37,022	113,504	76,439
Cannabis net revenue (1)	69,637	52,676	58,652	193,089	130,826
Adjusted gross margin before FV adjustments on cannabis net revenue (1)	54%	55%	63%	59%	58%
(1)	These terms are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A

The table below outlines gross profit and margin before fair value adjustments for the three months ended March 31, 2020, December 31, 2019 and March 31, 2019.

($ thousands)	Medical Cannabis	Consumer Cannabis	Wholesale Bulk	Auxiliary Support Functions	Total
Three months ended Q3 2020
Revenue	34,339	49,387	-	5,883	89,609
Excise taxes	(3,253)	(10,836)	-	-	(14,089)
Net revenue	31,086	38,551	-	5,883	75,520
Cost of sales	(13,085)	(25,572)	-	(4,975)	(43,632)
Gross profit before FV adjustments (1)	18,001	12,979	-	908	31,888
Gross margin before FV adjustments (1)	58%	34%	-%	15%	42%

Three months ended Q2 2020
Revenue	30,665	28,622	2,384	3,351	65,022
Excise taxes	(3,279)	(5,716)	-	-	(8,995)
Net revenue	27,386	22,906	2,384	3,351	56,027
Cost of sales	(12,722)	(15,541)	(1,304)	(3,647)	(33,214)
Gross profit before FV adjustments (1)	14,664	7,365	1,080	(296)	22,813
Gross margin before FV adjustments (1)	54%	32%	45%	(9)%	41%

Three months ended Q3 2019
Revenue	29,962	36,709	2,074	6,493	75,238
Excise taxes	(2,961)	(7,132)	-	-	(10,093)
Net revenue	27,001	29,577	2,074	6,493	65,145
Cost of sales	(10,705)	(14,705)	(839)	(2,665)	(28,914)
Gross profit before FV adjustments (1)	16,296	14,872	1,235	3,828	36,231
Gross margin before FV adjustments (1)	60%	50%	60%	59%	56%
(1)	Gross profit and gross margin before fair value adjustments are both non-GAAP measures. Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A for the defined terms.

Medical Cannabis Gross Margin

Gross margin before fair value adjustments on medical cannabis net revenue was 58% in Q3 2020 as compared to 54% in Q2 2020. The increase in gross margin before fair value adjustments was a result of:

•	a $2.2 million increase in revenue related to the resumption of EU sales, as described above; and
•	an increase in the European average net selling price of medical cannabis from $6.53 in Q2 2020 to $8.35 in Q3 2020. Sales generated in the EU yield higher average net selling prices and margins.
12	| AURORA CANNABIS INC. Q3 2020 MD&A

Gross margin before fair value adjustments on medical cannabis net revenue in Q3 2019 was 60%. The decrease in Q3 2020 as compared to Q3 2019 was primarily attributable to the following factors:

•	a decrease in the average net selling price of our Canadian oil extracts from $11.22 in Q3 2019 to $9.38 in Q3 2020 to reflect current market demands and offer a more competitive price point on our products; which was offset by
•	a reduction in our cash cost to produce per gram of dried cannabis sold from $1.42 in Q3 2019 to $0.85 in Q3 2020.

The Company does not pass the cost of excise taxes onto medical patients. Of the $14.1 million excise taxes incurred during the three months ended Q3 2020, $3.3 million relates to excise taxes levied on cannabis products that we sold to medical patients in Canada. As such, these excise taxes on medical cannabis revenues directly impacted our bottom line and decreased our gross margin by 4%. Excluding the impact of excise taxes on medical cannabis revenue, our gross margin on medical cannabis would have been 62%, 59% and 64% for the three months ended Q3 2020, Q2 2020 and Q3 2019, respectively.

Consumer Cannabis Gross Margin

Gross margin before fair value adjustments on consumer cannabis net revenue increased slightly to 34% in Q3 2020 as compared to 32% in Q2 2020 which was a result of:

(i)	a net $4.2 million increase in dried cannabis revenue resulting from a higher overall volume of product sold, which was offset by a significant shift in our product sales mix towards our Daily Special value brand which is sold at a more competitive price point for the value segment of the market. As a result of these factors, our average net selling price of consumer cannabis decreased from $4.76 per gram in Q2 2020 to $4.33 per gram in Q3 2020.
(ii)	a decrease in the cash cost of sales per dried gram of cannabis sold due to lower packaging costs as the Company increased sales of multi-gram dried cannabis products; and
(iii)	a decrease of $6.0 million in actual net returns and price adjustments for the period to $0.9 million and a decrease of $1.7 million in the net revenue provision to $2.0 million as compared to the prior period. Excluding the impact of revenue provisions, gross margin before fair value adjustments on consumer cannabis would have been 38% in Q3 2020 as compared to 43% in Q2 2020.

Gross margin before fair value adjustments on consumer cannabis net revenue for Q3 2020 was 34% as compared to 50% Q3 2019. The 16% decrease from Q3 2019 is primarily due to the impact of actual net returns, price adjustments and the net revenue provision described above, and a decline in the average net selling price of consumer cannabis from $5.48 in Q3 2019 to $4.33 in Q3 2020 primarily due to the overall market pricing compression and increased sales from our value brand, Daily Special, which was launched in February 2020.

The table below outlines gross profit and margin before fair value adjustments for the nine months ended Q3 2020 and Q3 2019.

($ thousands)	Medical Cannabis	Consumer Cannabis	Wholesale Bulk	Auxiliary Support Functions	Total
Nine months ended Q3 2020
Revenue before excise taxes	98,592	114,805	12,688	13,703	239,788
Excise taxes	(9,670)	(23,326)	-	-	(32,996)
Net revenue	88,922	91,479	12,688	13,703	206,792
Cost of sales	(36,944)	(55,109)	(5,605)	(11,927)	(109,585)
Gross profit before FV adjustments (1)	51,978	36,370	7,083	1,776	97,207
Gross margin before FV adjustments (1)	58%	40%	56%	13%	47%

Nine months ended Q3 2019
Revenue before excise taxes	82,905	63,761	2,074	18,172	166,912
Excise taxes	(5,867)	(12,048)	-	-	(17,915)
Net revenue	77,038	51,713	2,074	18,172	148,997
Cost of sales	(33,141)	(26,239)	(839)	(8,457)	(68,676)
Gross profit before FV adjustments (1)	43,897	25,474	1,235	9,715	80,321
Gross margin before FV adjustments (1)	57%	49%	60%	53%	54%
(1)	Gross profit and gross margin before fair value adjustments are both non-GAAP measures. Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A for the defined terms.

Medical Cannabis Gross Margin

Gross margin before fair value adjustments on medical cannabis net revenue for the nine months ended Q3 2020 was 58% compared to 57% for the same period ended Q3 2019. The increase in our medical cannabis gross margin was driven by our ability to significantly reduce our production costs through the increase of production capacity and realization of economies of scale at our Sky, River and Ridge facilities, offset by a decrease in the average net selling price per gram from $8.60 per gram in Q3 2019 to $8.04 per gram in Q3 2020. The decrease in the average net selling price is driven by our Canadian oil extracts as described above.

13	| AURORA CANNABIS INC. Q3 2020 MD&A

Consumer Cannabis Gross Margin

Gross margin before fair value adjustments on consumer cannabis net revenue decreased by 9% for the nine months ended Q3 2020 as compared to the same period ended Q3 2019. The decrease is primarily due to the impact of the $13.5 million actual net revenue returns, price adjustments and provision. The average net selling price of consumer cannabis also decreased from $5.57 per gram in Q3 2019 to $4.72 per gram in Q3 2020 as a result of the major shift in our product sales mix towards our Daily Special value brand, which has a lower price point.

Wholesale Bulk Cannabis Gross Margin

Gross margin before fair value adjustments on wholesale bulk net revenue decreased to 56% during the nine months ended Q3 2020 as compared to 60% in the same period ending in Q3 2019. The decrease was primarily attributable to a $0.52 decrease in the average net selling price to $3.00 per gram resulting from the sales of cannabis trim during the current period. Cannabis trim generally contains lower quantities of cannabinoids and are thus sold at a lower average net selling price.

Cash Cost of Sales of Dried Cannabis and Cash Cost to Produce Dried Cannabis Sold - Aurora Produced Cannabis

($ thousands)	Three months ended			Nine months ended
	March 31, 2020	December 31, 2019	March 31, 2019	March 31, 2020	March 31, 2019
Total cost of sales	43,632	33,214	28,914	109,585	68,676
Adjustments:
Non-cannabis segment and non-cannabis cost of sales (1)	(5,759)	(4,373)	(2,804)	(13,661)	(13,200)
Cash cost of sales for cannabis extracts	(11,153)	(7,405)	(3,466)	(27,016)	(9,557)
Cost of cannabis purchased from other licensed producers	(434)	(304)	(1,750)	(1,083)	(4,399)
Depreciation	(6,445)	(5,657)	(4,619)	(18,073)	(5,833)
Cost of accessories (2)	-	(347)	-	(402)	(823)
Cash cost of sales of dried cannabis sold (3)	19,841	15,128	16,275	49,350	34,864
Packaging costs	(8,555)	(6,818)	(4,968)	(19,223)	(9,708)
Cash cost to produce dried cannabis sold (3)	11,286	8,310	11,307	30,127	25,156

Kilogram equivalents of cannabis sold produced by Aurora (4)	13,239	9,450	7,935	35,152	15,633
Cash cost of sales per gram of dried cannabis sold (3)	$1.50	$1.60	$2.05	$1.40	$2.23
Cash cost to produce per gram of dried cannabis sold(3)	$0.85	$0.88	$1.42	$0.86	$1.61
(1)	Non-cannabis segment cost of sales consists of cost of sales from the production and sale of indoor cultivation systems. Non-cannabis cost of sales consists of cost of sales from patient counseling services, hemp products, design, engineering and construction services, and analytical product testing. These were removed from consolidated cost of sales to determine cash costs solely related to the sales of dried cannabis produced by Aurora.
(2)	Cost of accessories includes cost of sales from vaporizers, grinders, and capsule fillers.
(3)	Cash cost of sales per gram of dried cannabis sold and cash cost to produce per gram of dried cannabis sold are non-GAAP financial measures and are not recognized, defined, or subject to standardized measurement under IFRS. These respective metrics represent the blended and consolidated cash costs for dried cannabis produced by Aurora operations and sold under our Aurora, CanniMed, MedReleaf and ICC operations during the three and nine months ended March 31, 2019. However, due to the acquisitions completed and growth achieved in fiscal 2019, the metrics for the periods ended March, 31, 2019 and December 31, 2019, reflect the blended and consolidated cash costs of dried cannabis produced and sold by our Aurora, CanniMed, MedReleaf, ICC and Whistler operations. Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A for the defined terms.
(4)	Kilograms of dried cannabis sold includes dried kilograms sold by our Aurora, CanniMed, MedReleaf, ICC and Whistler operations, but excludes kilograms returned and dried kilograms sold purchased from other Licensed Producers.

Cash cost of sales per gram of dried cannabis sold decreased by $0.10 per gram, or 6%, as compared to Q2 2020. The decrease was primarily attributable to lower packaging costs as the Company increased sales of multi-gram dried cannabis products, including the Company’s newly launched Daily Special value brand.

Cash cost to produce per gram of dried cannabis sold decreased by $0.03 per gram, or 3%, compared to Q2 2020. In Q3 2020, the Company produced 36,207 kilograms, an 18% increase from Q2 2020 which resulted in higher overhead absorption. This was offset by a temporary increase in labor costs associated with additional overtime hours to supplement absences due to COVID-19, a temporary special COVID-19 related bonus for production staff, and a seasonal increase in utility costs.

Cash cost of sales per gram of dried cannabis sold decreased by $0.55 and $0.83 for the three and nine months ended Q3 2020, respectively, as compared to the same periods in prior year. In the prior year, we incurred higher inventory management, infrastructure and distribution costs to meet demand with the legalization of the consumer cannabis sales in Canada which came into effect on October 17, 2018. In addition, we also incurred increased packaging costs in the prior year resulting from new excise tax stamping, packaging and regulatory requirements mandated under the Cannabis Act.

Cash cost to produce per gram of dried cannabis sold decreased by $0.57 and $0.75 for the three and nine months ended Q3 2020, respectively, as compared to the same periods in prior year due to the integration of Aurora’s yield expertise at acquired production facilities and the realization of economies of scale with the ramp up of Aurora Sky, which were partially offset by higher labor and logistics costs incurred in preparation for the legalization of the consumer market. The Company produced 108,334 kilograms as compared to 28,408 kilograms for the nine months ended Q3 2020.

14	| AURORA CANNABIS INC. Q3 2020 MD&A

Grams of Dried Cannabis and Grams Equivalent of Extracts Produced

Grams of dried cannabis produced refers to the grams of dried cannabis harvested from plants during the period. The Company calculates grams produced based on the final recorded weight of dried harvested buds that have completed the drying stage net of any weight loss during the drying process for the period.

Grams equivalent of cannabis extracts produced represents the equivalent number of dried grams used to produce the cannabis extract product. Dried cannabis is first extracted into a bulk concentrate, which is then diluted into cannabis oil, or further processed into a cannabis capsule product. The “grams equivalent” measure is used to disclose the volume in grams, of extracts sold and/or produced in the period as opposed to milliliters, or number of capsules, as the case may be. The actual grams used in the production of cannabis oils and cannabis capsules can vary depending on the strain of dried cannabis used, which can yield different potencies and strengths. The Company estimates and converts its cannabis extract inventory to equivalent grams based on the THC and CBD content in the cannabis extract product. On average, for the three months ended March 31, 2020, December 31, 2019, and March 31, 2019, one bottle of cannabis oil was equivalent to 8.4, 8.3 and 8.6 gram equivalents of dried cannabis, respectively. On average, for the three months ended March 31, 2020, December 31, 2019, and March 31, 2019, one bottle of cannabis capsules was equivalent to 3.2, 3.4 and 3.0 gram equivalents of dried cannabis, respectively.

Operating Expenses

	Three months ended			Nine months ended
($ thousands)	March 31, 2020	December 31, 2019	March 31, 2019	March 31, 2020	March 31, 2019
General and administration	56,790	70,751	50,786	186,662	130,350
Sales and marketing	23,357	29,131	16,318	74,499	68,435
Research and development	5,601	6,775	3,516	18,424	8,753
Depreciation and amortization	14,721	20,847	18,182	53,777	52,567
Share-based compensation	9,204	19,963	39,254	53,924	79,534

General and administration (“G&A”)

On February 6, 2020, the Company announced a business transformation plan to streamline and reduce the Company’s cost infrastructure to focus on activities that generate near-term positive impact to earnings. As a result, during Q3 2020 G&A decreased by $14.0 million, or 20%, as compared to prior quarter due to a partial quarter impact of the business transformation plan announced on February 6, 2020, including reduced salaries from the headcount reduction and decreases in information technology, travel, legal and professional fees. These savings were offset by $5.0 million in severance and related benefit costs associated with our business transformation plan.

During the three and nine months ended Q3 2020, G&A expenses increased by $6.0 million and $56.3 million, respectively, as compared to the same periods in the prior year. The increase was primarily attributable to higher salaries, wages and benefit costs associated with a larger headcount base relative to 2019. Other increases include higher professional and consulting fees related to general corporate matters, and corporate office charges related to the expansion of domestic and international operations and business functions.

Sales and marketing (“S&M”)

During Q3 2020, S&M decreased by $5.8 million, or 20%, as compared to prior quarter. The decrease was primarily a result of reduced headcount, consulting, and travel expenses following the business transformation plan announced on February 6, 2020.

During the three and nine months ended Q3 2020, S&M increased by $7.0 million and $6.1 million, respectively, as compared to the same periods in the prior year. In both comparative periods, the Company incurred a similar level of marketing and campaign expenses related to the legalization of consumer cannabis use in October 2018 and the legalization of Cannabis 2.0 products in October 2019. The increases described above were primarily attributable to our sponsorship fee from our multi-year global partnership with the Ultimate Fighting Championship (“UFC”) which was not present in the same prior comparative periods.

R&D

During Q3 2020, R&D decreased by $1.2 million, or 17%, as compared to the prior quarter. The decrease is primarily driven by a decrease in product development costs related to the legalization and preparation for the launch of our Cannabis 2.0 products in Q2 2020.

During the three and nine months ended Q3 2020, R&D expenses increased by $2.1 million and $9.7 million, respectively, as compared to the same periods in the prior year. The increase was primarily due to product development costs relating to vaporizers, edibles and encapsulated cannabis oils; clinical studies focused on the management of pain, epilepsy, post-traumatic stress disorder, anxiety, opioid sparing, cancer, and neurodegeneration; as well as our multi-year global partnership with the UFC which were not present in the comparative periods.

Depreciation and amortization

Depreciation and amortization expense for the three months ended Q3 2020 decreased by $6.1 million and $3.5 million as compared to the previous quarter and the same period in the prior year, respectively. The decrease is mainly due to the $19.4 million and $85.0 million impairment charge expense on property, plant and equipment and definite life intangible assets for the three and nine months ended Q3 2020 which decreased their respective carrying values.

During the nine months ended Q3 2020, depreciation and amortization expense increased by $1.2 million as compared to the same period in the prior year. The increase was primarily due to (i) the depreciation of right-of-use assets which are capitalized as a result of the adoption of IFRS 16 effective July 1, 2019 (see “New or Amended Standards Effective July 1, 2019” for discussion of transitional impact); (ii) the depreciation of construction costs related to the retrofitting and completion of new grow facilities, such as Aurora Sky; (iii) additions to software and licensing intangible assets; offset by (iv) the impairment charge recognized on the property, plant and equipment and definite life intangible assets described above.

15	| AURORA CANNABIS INC. Q3 2020 MD&A

Share-based compensation

During the three months ended Q3 2020, share-based compensation expense decreased by $10.8 million as compared to Q2 2020. The decrease is primarily due to forfeitures of equity awards associated with the headcount reduction completed in February 2020, and a reduction in post-combination contingent consideration share-based payments relating to business combinations completed in the prior year.

During the three and nine months ended Q3 2020, share-based compensation expense decreased by $30.1 million and $25.6 million, respectively, as compared to the same periods in the prior year. The decrease was primarily due to the headcount reduction mentioned above, a reduction in post-combination contingent consideration share-based payments relating to business combinations completed in the prior year, as well as a reduction in the fair value of options previously issued to an independent strategic advisor and new options issued during the respective periods. The decline in fair value is directly attributable to the decline in the Company’s stock price.

Other (expense) income

For the three months ended Q3 2020, other expense was $63.6 million and consisted of (i) a $28.2 million impairment loss on investment in associates; (ii) a $19.4 million impairment loss on certain property, plant and equipment; (iii) a $11.7 million loss on foreign exchange; (iv) a $4.6 million loss pickup from investment in associates; (v) $4.0 million of fair value losses on derivative investments; which was offset by (vi) a $5.9 million fair value gain on the derivative liability related to the $345 million U.S. dollar denominated convertible senior notes.

For the nine months ended Q3 2020, other expense was $1.2 billion and was primarily attributable to (i) a $762.2 million impairment loss on goodwill; (ii) $158.7 million impairment loss on intangible assets; (iii) a $74.4 million impairment loss on investment in associates; (iv) a $71.4 million impairment loss on property, plant and equipment; (v) a $172.3 million loss on the induced conversion of the March 2018 convertible debentures, (vi) $38.2 million of fair value losses on derivative investments; (vii) a $16.4 million loss on foreign exchange; (viii) a $8.9 million loss pickup from investment in associates; which was offset by (ix) a $174.8 million fair value gain on the derivative liability related to the $345 million U.S. dollar denominated convertible senior notes.

Refer to Note 5(b) and Note 14 of the Financial Statements for the three and nine months ended March 31, 2020 for a summary of the Company’s derivative investments and convertible debentures.

16	| AURORA CANNABIS INC. Q3 2020 MD&A

Adjusted EBITDA

The following is the Company’s adjusted EBITDA:

($ thousands)	Three months ended			Nine months ended
	March 31, 2020	December 31, 2019	March 31, 2019	March 31, 2020	March 31, 2019
Net loss	(137,363)	(1,305,898)	(160,195)	(1,432,891)	(295,656)
Finance costs	6,678	23,877	13,993	48,466	32,728
Interest income	(2,197)	(2,194)	(1,926)	(5,368)	(2,804)
Income tax (expense) recovery	(9,815)	(24,279)	(8,926)	(14,853)	(44,711)
Depreciation and amortization	21,166	26,504	18,182	71,850	53,777
EBITDA	(121,531)	(1,281,990)	(138,872)	(1,332,796)	(256,666)
Changes in fair value of inventory sold	15,380	22,778	17,407	56,692	48,968
Unrealized gain on changes in fair value of biological assets	(10,897)	(29,880)	(33,798)	(70,513)	(61,461)
Share-based compensation	9,204	19,963	39,254	53,924	79,534
Foreign exchange loss (gain)	11,678	999	45	16,386	553
Share of loss from investment in associates	4,611	1,930	770	8,933	3,779
Gain on loss of control of subsidiary	(500)	-	-	(500)	(398)
Fair value changes in contingent consideration	(2,391)	(778)	1,253	(3,106)	3,318
Fair value changes on derivative investments	3,975	20,113	(32,948)	38,206	(621)
Fair value changes on derivative liabilities	(5,899)	(25,111)	101,521	(174,824)	101,521
Loss on induced conversion of debenture	-	172,291	-	172,291	-
(Gain) loss on debt modification	(2,101)	362	(206)	(2,154)	(1,980)
Gain on deemed disposal of significant influence investment	-	-	-	-	(144,368)
Impairment of property, plant and equipment	19,445	51,925	-	71,370	-
Impairment of investment in associates	28,176	46,226	-	74,402	69,957
Impairment of intangible assets	-	158,695	9,002	158,695	9,002
Impairment of goodwill	-	762,231	-	762,231	-
Adjusted EBITDA(1)	(50,850)	(80,246)	(36,572)	(170,763)	(148,862)
(1)	Adjusted EBITDA is a non-GAAP financial measure and is not a recognized, defined, or standardized measure under IFRS. Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of the MD&A.

Aurora’s adjusted EBITDA loss decreased by $29.4 million, or 37%, during Q3 2020 as compared to Q2 2020. The decrease was primarily due to the quarter-over-quarter $19.5 million increase in net revenue and $19.7 million decrease in SG&A, offset by a $10.4 million increase in cost of goods sold. As discussed above, the Company recognized $5.0 million in severance and related benefit costs associated with our business transformation plan. Excluding the $5.0 million severance and related benefit costs, adjusted EBITDA loss would have been $45.9 million, a decrease of $34.4 million, or 43% as compared to Q2 2020.

Aurora’s adjusted EBITDA loss increased by $14.3 million, or 39%, during Q3 2020 as compared to the three months ended Q3 2019. The increase was primarily driven by the $13.0 million increase in SG&A cost infrastructure resulting from the Company’s exponential growth in fiscal 2019 as described above, offset by a $2.1 million increase in gross profit before fair value adjustments, excluding the impact of depreciation allocated to cost of sales. Excluding the $5.0 million severance and related benefit costs in Q3 2020, adjusted EBITDA loss would have increased by $9.3 million, or 25%, as compared to Q3 2019.

Adjusted EBITDA loss increased by $21.9 million, or 15%, for the nine months ended Q3 2020 as compared to the same period in prior year. The increase was primarily attributable to (i) $62.4 million of higher SG&A costs related to the Company’s larger cost infrastructure relative to 2019; and (ii) a $9.7 million increase in R&D; offset by (iii) a $18.5 million decrease in acquisition costs due to a reduction in mergers and acquisition activity; and (iv) a $33.7 million increase in gross profit before fair value adjustments, excluding the impact of depreciation allocated to cost of sales. Excluding the $5.0 million severance and related benefit costs in Q3 2020, adjusted EBITDA would have increased by $16.9 million, or 11%, as compared to the nine months ended Q3 2019.

17	| AURORA CANNABIS INC. Q3 2020 MD&A

Liquidity and Capital Resources

($ thousands)	March 31, 2020	June 30, 2019
Cash and cash equivalents (1)	230,208	172,727
Restricted cash	-	46,066
Marketable securities	11,834	143,248

Working capital	447,812	227,802
Total assets	4,717,656	5,502,830
Total non-current liabilities	612,957	676,418

Capitalization
Convertible notes	324,693	503,581
Loans and borrowings	268,018	141,244
Total debt	592,711	644,825
Total equity	3,898,262	4,390,047
Total capitalization	4,490,973	5,034,872
(1)	Included in cash and cash equivalents is a requirement to maintain a minimum $35.0 million unrestricted cash balance at any time. Refer to the “Credit Facility” discussion below.

During the three and nine months ended March 31, 2020, the Company primarily financed its operations, capital expenditures and growth initiatives through the generation of net revenue, and the assumption of debt and equity financing. For more information on key cash flows related to operations, investing and financing activities during the quarter, refer to the “Cash Flow Highlights” discussion below.

The Company’s objective when managing its liquidity and capital resources is to maintain sufficient liquidity to support financial obligations when they come due, while executing operating and strategic plans. The Company manages liquidity risk by monitoring its operating requirements and preparing budgets and cash flow forecasts to identify cash flow needs for general corporate and working capital purposes, as well as for expansion initiatives. Our ability to fund our operating requirements depends on future operating performance and cash flows, which are subject to economic, financial, competitive, business and regulatory conditions, and other factors, some which are beyond our control, such as the potential impact of COVID-19. Our primary short-term liquidity needs are to fund our net operating losses, capital expenditures to maintain existing facilities, debt repayments, and lease payments. Our medium-term liquidity needs primarily relate to debt repayments and lease payments. Our long-term liquidity needs primarily relate to potential strategic plans.

In an effort to manage liquidity prudently while the Company moves toward profitability and positive cash flow, Aurora has taken the following steps to re-position Aurora for long term success:

•	In November 2019, the Company announced that it had ceased construction of its Aurora Nordic Sky facility in Denmark and deferred spending on construction and commission costs for its Aurora Sun facility.
•	On November 25, 2019, the Company reduced its near term debt obligations when holders of $227.0 million principal amount, or approximately 99%, of the Company’s Debentures voluntarily elected to convert their Debentures pursuant to the Early Amended Conversion Privilege (the “Elected Debentures”). Under the terms of the Supplemental Indenture, the Elected Debentures were converted into common shares of the Company (the "Common Shares") at the Amended Early Conversion Price (as defined in the Supplemental Indenture) of $39.40 resulting in the issuance of an aggregate of 5,761,260 Common Shares. The remaining $2.3 million principal amount of these Debentures were repaid in cash in Q3 2020. For more information, refer to Note 14(i) of the Financial Statements for the three and nine months ended March 31, 2020.
•	In February 2020, the Company announced a restructuring plan to reduce operating expenses and further streamline capital investments. These actions are expected to reset SG&A expenses to approximately $40 million to $45 million at the beginning of fiscal Q1 2021.
•	In April 2020, the Company accepted an offer to sell its Exeter property for gross proceeds of $9.0 million. The sale is subject to customary closing conditions and is expected to be finalized during May 2020. The Company also accepted an offer to sell its Jamaica property for gross proceeds of US$3.4 million.
•	In April 2020, the Company sold 5,302,227 common shares of EnWave Corporation at $0.80 per share for net proceeds of $4.1 million.
•	On April 16, 2020, the Company filed a second At-the-Market (“ATM”) supplement to its existing Shelf Prospectus (described below), which provides for an additional US$250.0 million in common shares to be sold by the executing sales agents at market prices, thus increasing the total available financing under the ATM from US$400.0 million to US$650.0 million.
•	On May 11, 2020, the Company completed a twelve-for-one (12:1) Share Consolidation. The Share Consolidation is expected to restore compliance with the NYSE’s continued listing standards and provide access to a broad universe of investors, equity capital and trading liquidity.

These initiatives are expected to provide the Company with increased liquidity and flexibility to meet its financial commitments, including its near- term obligations of $254.2 million (refer to the “Contractual Obligations” table below). As of March 31, 2020, the Company has access to the following capital resources available to fund operations and obligations:

•	$230.2 million cash and cash equivalents;
•	$4.6 million available under the August 29, 2018 secured credit agreement with BMO (the “Credit Agreement” as described below);
18	| AURORA CANNABIS INC. Q3 2020 MD&A

•	Subsequent to March 31, 2020, the Company raised US$5.6 million gross proceeds under its ATM program, with US$245.5 million of remaining available room under the ATM and US$100.0 million remaining available room under the Shelf Prospectus for future financings or issuances of securities.

We intend to use the net proceeds from any offerings under the ATM program and/or Shelf Prospectus to support our short-term liquidity needs, debt repayments, general corporate purposes, working capital requirements and potential acquisitions. Volatility in the cannabis industry, stock market and Company’s share price may impact the amount and our ability to raise financing under the ATM Program and Shelf Prospectus. If the Company were to draw down its maximum available room under both the ATM program and Shelf Prospectus, this would result in the Company issuing 21,353,432 and 8,503,401 common shares, respectively, based on the March 31, 2020 stock price of US$11.76.

From time-to-time, management may also consider the sale of its marketable securities and shares held in publicly traded investments in associates to help support near term cash and liquidity needs.

Based on all of the aforementioned factors, the Company believes that its reduction of operating costs, current liquidity position, and access to the ATM and Shelf Prospectus are adequate to fund operating activities and cash commitments for investing and financing activities for the foreseeable future.

Credit Facility

On August 29, 2018, the Company entered into a secured credit agreement (as amended, the “Credit Agreement”) for $200.0 million with Bank of Montreal (“BMO”) and certain lenders to establish a credit facility (as amended, the “Credit Facility”). The $200.0 million of funds are accessible through a $50.0 million revolving credit facility (“Facility A”) and a $150.0 million non-revolving credit facility (“Facility B”).

On September 4, 2019, the Company entered into an amendment to the Credit Agreement via the “First Amended and Restated Credit Agreement”, which increased the Credit Facility by approximately $160.9 million and provided for a $39.1 million accordion feature. The additional $160.9 million of funds are accessible through a $64.4 million non-revolving credit facility (“Facility C”) and a $96.5 million non-revolving credit facility (“Facility D”), which represented capital committed for the construction of Aurora Sun.

On March 25, 2020, the Company executed the First Amendment to the First Amended and Restated Credit Agreement, which eliminated the Facility D due to the Company halting and deferral of the construction of Aurora Sun, utilized the $45.0 million of restricted cash to repay and permanently reduce the outstanding term loan balance under Facility C; and amended the following financial covenant ratios:

i.	the complete removal of a senior funded debt to EBITDA covenant of 3.00:1 and a total funded debt to EBITDA covenant of 4.00:1 ;
ii.	the complete removal of a 1.25:1 minimum fixed charge coverage ratio;
iii.	an adjustment to the total funded debt to adjusted shareholders’ equity ratio not to exceed 0.25:1 prior to September 30, 2020 to 0.20:1 effective March 31, 2020. Total funded debt includes all obligations (except those noted below) which constitute debt and is calculated as the total principal outstanding under Facility A, Facility B, Facility C, the January 24, 2019 Senior Notes and total obligations under capital leases determined in accordance with IAS 17 - Leases, and other obligations secured by Purchase-Money Security Interests, capitalized interest, the redemption price of any securities which are redeemable at the option of the holder, and any aggregate actual hedge liability. Total funded debt excludes accounts payable, payroll accruals, accruals in respect of normal business expenses and future income taxes;
iv.	maintenance of a minimum $35.0 million unrestricted cash balance at any time. Unrestricted cash is defined as the amount of cash held in bank accounts maintained by BMO that is not subject to any lien or any other restriction that would prevent the Company from using such cash for operating purposes in the ordinary course of business less any outstanding principal drawn under Facility A; and
v.	achievement of certain quarterly minimum EBITDA thresholds beginning in the quarter ending September 30, 2020. For the purposes of this calculation, EBITDA is defined as the consolidated net income of the Company excluding the following: extraordinary or non-recurring income (expenses) and gains (losses), non-cash gains (losses) (such as unrealized foreign exchange gains (losses)) and income of the unsecured subsidiaries (except to the extent that dividends in respect of such income have been paid in cash by such unsecured subsidiaries to a secured company); plus the following amounts (to the extent such amounts were deducted in determining such consolidated net income, and without duplication): (a) Interest, fees and expenses paid in connection with permitted funded Debt; (b) income and capital taxes; (c) depreciation and amortization; (d) non-cash charges and expenses such as unrealized foreign exchange losses and charges relating to the impairment of goodwill and other intangible assets; (e) non-cash share-based compensation; (f) extraordinary non-recurring expenses or losses to the extent approved by the lenders in writing; and (g) any other expenses approved in writing by the lenders in their discretion.

As at March 31, 2020, the Company had $2.0 million letters of credit and $22.0 million of principal outstanding under Facility A, $137.8 million of principal outstanding under Facility B, and $17.8 million of principal outstanding under Facility C. For additional information about the First Amendment to the First Amended and Restated Credit Agreement, refer to Note 15(a) of the Financial Statements for the three and nine months ended March 31, 2020.

19	| AURORA CANNABIS INC. Q3 2020 MD&A

Shelf Prospectus and ATM Program

On April 2, 2019, the Company filed a Shelf Prospectus with the securities regulators in each province of Canada, except for the Province of Quebec, and a corresponding shelf registration statement on Form F-10 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”). The Shelf Prospectus and the Registration Statement was declared effective on May 9, 2019 and May 10, 2019, respectively. The Shelf Prospectus and Registration Statement allows the Company to make offerings of common shares, debt securities, subscription receipts, units, warrants or any combination thereof of up to US$750.0 million during the 25-month period that the Shelf Prospectus is effective. Whenever the Company raises financing under the Shelf Prospectus, the specific terms, including the use of proceeds from any offering, will be set forth in a related prospectus supplement, which will be filed with the applicable Canadian securities regulatory authorities and the SEC. The Company also filed a prospectus ATM supplement which provides for the sale of up to US$400 million of common shares by registered dealers on behalf of Aurora at prevailing market prices at the time of sale. As at March 31, 2020, the Company raised $535.8 million (US$398.9 million) under its ATM program, with US$1.1 million of remaining available room under the ATM and US$350.0 million of available room under the Shelf Prospectus for future financings. As described above, on April 16, 2020, the Company filed a second ATM supplement which provides for an additional US$250.0 million in common shares to be sold, increasing the total financing available under the ATM from US$400.0 million to US$650.0 million.

Cash Flow Highlights

The table below summarizes the Company’s cash flows for the three and nine months ended Q3 2020 and Q3 2019

($ thousands)	Three months ended		Nine months ended
	March 31, 2020	March 31, 2019	March 31, 2020	March 31, 2019
Cash used in operating activities	(58,687)	(54,685)	(288,302)	(187,637)
Cash used in investing activities	(85,539)	(91,031)	(246,610)	(135,811)
Cash provided by financing activities	212,575	446,104	587,630	597,505
Effect of foreign exchange	5,525	(498)	4,763	(2,937)
Increase in cash and cash equivalents	73,874	299,890	57,481	271,120

Cash used in operating activities for Q3 2020 increased by $4.0 million as compared to Q3 2019. This was primarily attributable to an increase in operational spending related to newly acquired subsidiaries. This was offset by a $25.8 million decrease in changes in non-cash working capital over the prior period driven by a $25.1 million increase in accounts payable and accrued liabilities, a $22.4 million decrease in accounts receivable, offset by a $17.1 million increase in inventory and biological assets, and a $10.3 million increase in prepaids and other current assets.

Cash used in operating activities for the nine months ended Q3 2020 increased by $100.7 million compared to the nine months ended Q3 2019. The increase was primarily due to a $34.1 million increase in non-cash working capital over the prior quarter driven by a $40.5 million decrease in accounts payable and accrued liabilities, a $70.9 million increase in inventory and biological assets, offset by a $63.2 million decrease in accounts receivable over the prior period.

Cash used in investing activities for Q3 2020 decreased by $5.5 million as compared to Q3 2019. The decrease was primarily attributable to a $12.8 million decrease in property, plant and equipment expenditures, offset by a $11.1 million decrease in cash generated from the disposal of marketable securities as compared to the prior period.

Cash used in investing activities for the nine months ended Q3 2020 increased by $110.8 million compared to the nine months ended Q3 2019. The increase was primarily attributable to a $117.1 million decrease in net cash acquired from business combinations, a $74.2 million increase in property, plant and equipment expenditures, offset by a $38.1 million increase in proceeds generated from the disposal of marketable securities, and a $48.1 million decrease in investment outlays on marketable securities, derivatives and convertible debentures as compared to the prior year.

Cash provided by financing activities for Q3 2020 decreased by $233.5 million as compared to Q3 2019. The decrease was primarily attributable to a $422.7 million decrease in proceeds from long term loans net of financing fees, offset by a $194.1 million increase in cash generated from share issuances mainly from equity financing.

Cash provided by financing activities for the nine months ended Q3 2020 decreased by $9.9 million as compared to the nine months ended Q3 2019. The decrease was mainly due to a $525.2 million decrease in proceeds drawn under long term loans through the BMO Credit Facility and a $12.9 increase in principal payments on lease liabilities, offset by $476.5 million cash generated from share issuances primarily from equity financing, and a $76.2 million decrease in restricted cash.

Capital Expenditures

The Company’s major capital expenditures for the nine months ended March 31, 2020 mainly consisted of equipment purchases and construction activities at Aurora Nordic Sky, Aurora Sun and Aurora Polaris. However, during the three months ended December 31, 2019, the Company decided to defer construction activities related to new production facilities, Aurora Nordic Sky and Aurora Sun, in an effort to align with global demand. Remaining major capital commitments primarily pertain to initiatives designed to reduce operating costs or reduce production risks.

For Q4 2020, management has approved capital spending plans totaling less than $25.0 million. These projects include: (i) the Amalgamation and centralized distribution as described in the “Business Transformation Update” section above, (ii) co-generation capabilities at Aurora’s River facility, reducing risk at one of our major facilities and reducing energy costs, with a $10.0 million offsetting grant expected over next 12 months, (iii) completion of the joint venture arrangement with Iotron Industries Canada Inc. to co-locate treatment within our Polaris facility, thereby significantly reducing treatment costs and release timelines for our cannabis products, (iv) the completion of the first six rooms at Aurora Sun to produce high demand cultivars, and (v) continued development of our German production facility. All projects, except for the German production facility, are expected to be largely complete in Q4 2020. Capital spending in Q2 2021 is planned to be well below Q4 levels.

20	| AURORA CANNABIS INC. Q3 2020 MD&A

Contractual Obligations

As at March 31, 2020, the Company had the following contractual obligations:

($ thousands)	Total	≤ 1 year	Over 1 year to 3 years	Over 3 years to 5 years	> 5 years
Accounts payable and accrued liabilities	128,622	128,622	-	-	-
Convertible notes and interest (1)	591,897	26,683	53,365	511,849	-
Lease liabilities (2)	184,830	11,254	34,028	30,303	109,245
Loans and borrowings excluding lease liabilities (2)	165,051	27,089	137,962	-	-
Contingent consideration payable	39,695	38,595	1,100	-	-
Capital commitments (3)	14,869	14,869	-	-	-
Purchase commitments (4)	21,349	4,132	8,264	8,264	689
License and sponsorship fees	147,215	2,954	42,607	52,152	49,502
Total contractual obligations	1,293,528	254,198	277,326	602,568	159,436
(1)	Assumes the principal balance outstanding at March 31, 2020 remains unconverted and includes the estimated interest payable until the maturity date.
(2)	Includes interest payable until maturity date.
(3)	Relates to remaining commitments that the Company has made to vendors for equipment purchases and capital projects pertaining to existing construction.
(4)	Relates to a manufacturing agreement with Capcium for the encapsulation of softgels.

Contingencies

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to take appropriate action with respect to any such legal actions, including by defending itself against such legal claims as necessary. Other than the claims described below, as of the date of this report, Aurora is not aware of any other material or significant claims against the Company.

On November 29, 2017, a claim was commenced against the Company regarding 300,000 stock options with an exercise price of $0.39 per share (equivalent to 25,000 stock options with an exercise price of $4.68 per share post-reverse share consolidation) issued to a consultant pursuant to an agreement dated March 16, 2015. The agreement was terminated on March 8, 2016, and in accordance with the Company’s stock option plan, the unexercised options expired 90 days after the date of the termination of the agreement. The option holder is attempting to enforce exercise rights, which the Company believes do not exist. The Company believes the action to be without merit and intends to defend this claim. Examinations for discovery were completed in January 2019 and the matter is currently scheduled for court in April 2021. Due to the uncertainty of the timing and the amount of estimated future cash outflows relating to this claim, no provision has been recognized as at March 31, 2020.

On October 3, 2018, a claim was commenced against the Company regarding the failure to supply product under a recently acquired subsidiary’s supply agreement. The plaintiff is seeking specific performance of the supply agreement and damages for breach of contract for approximately $21.0 million (#eu#14.7 million) plus legal costs. In accordance with the terms of the agreement, the Company had terminated the contract due to a breach by the plaintiff. Subsequent to March 31, 2020, the Company fully settled this claim for $0.2 million.

In connection with the acquisition of MedReleaf, the Company assumed a contingent liability associated with a formerly terminated MedReleaf employee. The claimant was seeking performance under the terms of his employment agreement related to a severance obligation. The Company recognized a provision of $4.2 million as part of the purchase price allocation in the prior year and the amount was fully settled during the nine months ended March 31, 2020.

The Company and certain of its directors and officers are subject to multiple purported class action proceedings in the United States District Court for the District of New Jersey on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities between October 23, 2018 and January 6, 2020. The complaints allege, inter alia, that we and certain of our officers and directors violated the federal securities laws by making false or misleading statements, materially overstated the demand and potential market for our consumer cannabis products; that our ability to sell products had been materially impaired by extraordinary market oversupply, that our spending growth and capital commitments were slated to exceed our revenue growth; that we had violated German law mandating that companies receive special permission to distribute medical products exposed to regulated irradiation techniques, and that the foregoing, among others, had negatively impacted the Company’s business, operations, and prospects and impaired the Company’s ability to achieve profitability. We dispute the allegations in the complaints and intend to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, we are currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matters described above.

Off-balance sheet arrangements

As at the date of this MD&A, the Company has $2.0 million letters of credit outstanding under Facility A of its BMO Credit Agreement. There are no other material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company

21	| AURORA CANNABIS INC. Q3 2020 MD&A

Related Party Transactions

The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consists of the Company’s executive management team and management directors. Compensation expense for key management personnel was as follows:

	Three months ended		Nine months ended
($ thousands)	March 31, 2020	March 31, 2019	March 31, 2020	March 31, 2019
	$	$	$	$
Short-term employment benefits (1)	1,957	1,605	6,272	4,124
Termination benefits	2,450	-	3,350	-
Directors’ fees (2)	164	99	419	245
Share-based compensation (3)	3,567	3,918	15,808	12,391
Total management compensation (4)	8,138	5,622	25,849	16,760
(1)	Short-term employment benefits include salaries, wages, bonuses and non-monetary benefits such as subsidized vehicle costs. Short-term employment benefits are measured at the exchange value, being the amounts agreed to by each party.
(2)	Includes meeting fees and committee chair fees.
(3)	Share-based compensation represent the contingent consideration, and the fair value of options, restricted share units, and deferred share units granted and vested to key management personnel and directors of the Company under the Company’s share-based compensation plans (see Note 17 of the consolidated financial statements for Q3 2020).
(4)	As of March 31, 2020, $2.1 million is payable or accrued for key management compensation (June 30, 2019 - $2.6 million).

The following is a summary of the significant transactions with related parties:

	Three months ended		Nine months ended
($ thousands)	March 31, 2020	March 31, 2019	March 31, 2020	March 31, 2019
	$	$	$	$
Operational, administrative and service fees (1)	-	2,143	-	6,696
Marketing fees (2)	-	-	-	3,292
Production costs (3)	2,921	271	6,074	500
Services and advisory fees (4)	-	48	859	160
	2,921	2,462	6,933	10,648
(1)	Operational, administrative and service fees paid or accrued pursuant to a service agreement between CanvasRx and Canadian Cannabis Clinics (“CCC”). Aurora has an option to acquire CCC if CCC breaches the terms of the service agreement.
(2)	Marketing fees paid to Colour Creative Persuasion Inc., a company partially owned by a former officer of the Company.
(3)	Production costs incurred with (i) Capcium Inc. (“Capcium”), a company where Aurora holds significant influence; and (ii) Iotron Industries Canada Inc. (“Iotron”), an associate of the Company’s joint venture company. Aurora does not have the authority or ability to exert power over either Capcium or Iotron’s financial and/or operating decisions (i.e. control).
(4)	Finders’, service and advisory fees paid to Belot Business Consulting Corp., Lola Ventures Inc., and Superior Safety Codes, all of which are companies controlled by current and former officers of Aurora.

The following amounts were receivable from (payable to) related parties:

($ thousands)	March 31, 2020	June 30, 2019
	$	$
Loan receivable from investments in associates (1)	2,909	-
Production costs with investments in associates (2)(3)	(2,185)	-
	724	-
(1)	Relates to the purchase of production equipment on behalf of the Company’s joint venture, Iotron Industries Canada Inc. The loan bears interest at 5% per annum, payable monthly. The loan is to be repaid in installments on an annual basis in an amount equal to 50% of the associate’s EBITDA. The unpaid balance of the loan matures 10 years from the funding date.
(2)	Production costs incurred with (i) Capcium Inc., who manufactures softgels for the Company and (ii) Iotron Industries Canada Inc. who provides cannabis processing services to the Company. Aurora has significant influence over Capcium Inc. and is party to a common joint venture with Iotron Industries Canada Inc.
(3)	Amounts are due upon the issuance or receipt of invoices, are unsecured and non-interest bearing.
(4)	Pursuant to a manufacturing agreement with Capcium Inc., the Company is contractually committed to purchase a minimum number of softgels during calendar 2020 and thereafter. If the Company fails to meet the required purchase minimum, then it is required to pay a penalty fee equal to the difference between the actual purchased quantity and the required purchase minimum multiplied by cost of the softgels. The Company is committed to purchase 60.7 million capsules in calendar 2020, and 40.0 million capsules per calendar year until December 31, 2026.
(5)	Under a License Agreement with CTT Pharmaceutical Holdings Inc., a company where Aurora holds significant influence, the Company also has a commitment to pay royalties at a rate of 5% of gross sales of all products and licensed services under the agreement.

These transactions are in the normal course of operations and are measured at the exchange value, being the amounts agreed to by the parties.

22	| AURORA CANNABIS INC. Q3 2020 MD&A

Critical Accounting Estimates

The preparation of the Company’s Financial Statements under IFRS requires management to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

Other than the estimates used in the adoption of IFRS 16 (refer to Note 2(d)(i) in the Financial Statements), assets-held-for-sale (refer to Note 12 in the Financial Statements), intangible assets (refer to Note 13 in the Financial Statements) and the impacts of COVID-19 (refer to “Risk Factors” section below), there have been no changes in Aurora's critical accounting estimates during the three and nine months ended March 31, 2020. For more information on the Company’s accounting policies and key estimates, refer to the note disclosures in the annual consolidated financial statements and MD&A as at and for the year ended June 30, 2019.

New or Amended Standards Effective July 1, 2019

The Company has adopted the following new or amended IFRS standards for the period beginning July 1, 2019.

(i)	IFRS 16 Leases

In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”), which replaces IAS 17, Leases (“IAS 17”) and related interpretations. The standard introduces a single lessee accounting model and requires lessees to recognize assets and liabilities for all leases with a term exceeding 12 months, unless the underlying asset is insignificant. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. Lessors continue to classify leases as operating or finance, with lessor accounting remaining substantially unchanged from the preceding guidance under IAS 17. The Company adopted the standard on July 1, 2019 using the modified retrospective method, with the cumulative effect initially recognized in retained earnings, and no restatement of prior comparative periods.

The majority of our property leases, which were previously treated as operating leases, were impacted by IFRS 16. The adoption of IFRS 16 has resulted in:

i)	higher non-current assets related to the initial recognition of the present value of our unavoidable future lease payments as right-of-use assets under property, plant and equipment, adjusted by the amount of any prepaid or accrued lease payments relating to the lease recognized in the balance sheet as at July 1, 2019;
ii)	higher current and non-current liabilities related to the concurrent recognition of lease liabilities, which are measured at the present value of the remaining fixed lease payments, discounted by our weighted average incremental borrowing rate of 5.62% as of July 1, 2019;
iii)	replacement of rent expense previously recorded in costs of goods sold, general and administration, and sales and marketing expenses with depreciation expense of these right-of-use assets and higher finance costs related to the accretion and interest expense of the corresponding lease liabilities; and
iv)	variable lease payments and non-lease components are expensed as incurred.

The new standard does not change the amount of cash transferred between the lessor and lessee but impacts the presentation of the operating and financing cash flows presented on the Company’s consolidated statement of cash flows by decreasing operating cash flows and increasing financing cash flows.

The Company elected to apply the following recognition exemptions and practical expedients, as described under IFRS 16:

i)	recognition exemption of short-term leases;
ii)	recognition exemption of low-value leases;
iii)	application of a single discount rate to a portfolio of leases with similar characteristics on transition;
iv)	exclusion of initial direct costs from the measurement of the right-of-use assets upon transition;
v)	application of hindsight in determining the applicable lease term at the date of transition; and
vi)	election to not separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

The following table summarizes the adjustments to opening balances resulting from the initial adoption of IFRS 16 on July 1, 2019, with the effects on transition being recognized directly to retained earnings:

($ thousands)	As previously reported under IAS 17	IFRS 16 transition adjustments	As restated under IFRS 16
Prepaid deposits	24,323	(585)	23,738
Property, plant and equipment	765,567	96,049	861,616
Current loans and borrowings	(13,758)	(6,630)	(20,388)
Non-current loans and borrowings	(127,486)	(88,834)	(216,320)
Accumulated deficit	283,638	-	283,638

23	| AURORA CANNABIS INC. Q3 2020 MD&A

The following table reconciles the operating lease commitments as at June 30, 2019 to the opening balance of lease liabilities as at July 1, 2019:

($ thousands)	$
Operating lease commitments as at June 30, 2019	94,780
Add: finance lease liabilities recognized as at June 30, 2019	1,326
Add: adjustments as a result of a different treatment for extension and termination options	94,829
Effect of discounting using the lessee’s incremental borrowing rate	(88,767)
Less: leases commitments not yet in effect	(4,068)
Less: short-term, low-value asset leases and others	(1,318)
Lease liabilities recognized as at July 1, 2019	96,782

As a result of adopting IFRS 16, the Company updated its lease accounting policies as follows:

The Company assesses whether a contract is or contains a lease at inception of the contract. A lease is recognized as a right-of-use asset and corresponding liability at the commencement date. Each lease payment included in the lease liability is apportioned between the repayment of the liability and a finance cost. The finance cost is recognized in “finance and other costs” in the condensed consolidated interim statement of comprehensive (loss) income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability. Lease liabilities represent the net present value of fixed lease payments (including in-substance fixed payments); variable lease payments based on an index, rate, or subject to a fair market value renewal condition; amounts expected to be payable by the lessee under residual value guarantees, the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and payments of penalties for terminating the lease, if it is probable that the lessee will exercise that option.

The Company’s lease liability is recognized net of lease incentives receivable. The lease payments are discounted using the interest rate implicit in the lease or, if that rate cannot be determined, the lessee’s incremental borrowing rate. The period over which the lease payments are discounted is the expected lease term, including renewal and termination options that the Company is reasonably certain to exercise.

Payments associated with short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis in general and administration and sales and marketing expense in the condensed consolidated interim statement of comprehensive (loss) income. Short-term leases are defined as leases with a lease term of 12 months or less. Variable lease payments that do not depend on an index, rate, or subject to a fair market value renewal condition are expensed as incurred and recognized in costs of goods sold, general and administration and sales and marketing expense, as appropriate given how the underlying leased asset is used, in the consolidated statement of comprehensive income.

Right-of-use assets are measured at cost, which is calculated as the amount of the initial measurement of lease liability plus any lease payments made at or before the commencement date, any initial direct costs and related restoration costs. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the useful life of the underlying asset. The depreciation is recognized from the commencement date of the lease.

(ii)	IFRIC 23 Uncertainty Over Income Tax Treatments

IFRIC 23 provides guidance that adds to the requirements in IAS 12, Income Taxes by specifying how to reflect the effects of uncertainty in accounting for income taxes. IFRIC 23 requires an entity to determine whether uncertain tax positions are assessed separately or as a group; and assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings. If yes, the entity should determine its accounting tax position consistently with the tax treatment used or planned to be used in its income tax filings. If no, the entity should reflect the effect of uncertainty in determining its accounting tax position. The Company adopted IFRIC 23 effective July 1, 2019 and was applied using the modified retrospective approach without restatement of comparative information. There was no material impact on the Company’s consolidated financial statements.

Recent Accounting Pronouncements

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact to the Company have been excluded.

Amendments to IFRS 3: Definition of a Business

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment provides an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Amendments to IFRS 9, IAS 39 and IFRS 7: Interest Rate Benchmark Reform

The amendments revise the existing requirements for hedge accounting and are designed to support the provision of useful financial information by companies during the period of uncertainty arising from the phasing out of interest-rate benchmarks such as Interbank Offered Rates (“IBOR”). The amendments modify some specific hedge accounting requirements to provide relief from potential effects of the uncertainty caused by the IBOR reform. In addition, the amendments require companies to provide additional information to investors about their hedging relationships which are directly affected by these uncertainties. The amendments are effective for annual periods beginning on or after January 1, 2020, with earlier application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

24	| AURORA CANNABIS INC. Q3 2020 MD&A

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2022. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Financial Instruments

Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine the fair value of each financial instrument.

Fair Value Method
Financial Instruments Measured at Fair Value
Marketable securities	Closing market price of common shares as of the measurement date (Level 1)
Derivatives	Closing market price (Level 1) or Black-Scholes, Binomial, Monte-Carlo & FINCAD valuation model (Level 2 or 3)
Contingent consideration payable	Discounted cash flow model (Level 3)
Derivative liability	Kynex valuation model (Level 2)
Financial Instruments Measured at Amortized Cost
Cash and cash equivalents, restricted cash, accounts receivable, loans receivable	Carrying amount (approximates fair value due to short-term nature)
Accounts payable and accrued liabilities	Carrying amount (approximates fair value due to short-term nature)
Convertible debentures, loans and borrowings	Carrying value discounted at the effective interest rate which approximates fair value

Summary of Financial Instruments

The carrying values of the financial instruments at March 31, 2020 are summarized in the following table:

($ thousands)	Amortized Cost	FVTPL	Designated FVTOCI	Total
Financial Assets
Cash and cash equivalents	230,208	-	-	230,208
Accounts receivable, excluding sales taxes receivable	71,928	-	-	71,928
Marketable securities	-	-	11,834	11,834
Derivatives	-	49,494	-	49,494
Loans receivable	3,312	-	-	3,312
Financial Liabilities
Accounts payable and accrued liabilities	128,622	-	-	128,622
Convertible debentures (1)	324,693	-	-	324,693
Contingent consideration payable	-	18,167	-	18,167
Loans and borrowings	268,018	-	-	268,018
Derivative liability	-	2,571	-	2,571
(1)	The fair value of convertible notes includes both the debt and equity components.

Fair Value Hierarchy

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3	Inputs for the asset or liability that are not based on observable market data.

25	| AURORA CANNABIS INC. Q3 2020 MD&A

The following is a summary of financial instruments measured at fair value segregated based on the various levels of inputs as at March 31, 2020:

($ thousands)	Level 1	Level 2	Level 3	Total
As at March 31, 2020
Marketable securities (1)	10,834	-	1,000	11,834
Derivative assets (1)	-	33,505	15,989	49,494
Contingent consideration payable (2)	-	-	18,167	18,167
Derivative liability (2)	-	2,571	-	2,571

As at June 30, 2019
Marketable securities	142,248	-	1,000	143,248
Derivative assets	-	64,001	22,408	86,409
Contingent consideration payable	-	-	28,137	28,137
Derivative liability (2)	-	177,395	-	177,395
(1)	For a reconciliation of realized and unrealized gains and losses applicable to financial assets measured at fair value for the three and nine months ended March 31, 2020, refer to Notes 5(a) and (b) in the Financial Statements.
(2)	For a reconciliation of unrealized gains and losses applicable to financial liabilities measured at fair value for the three and nine months ended March 31, 2020, please refer to Note 14(ii) and Note 24 in the Financial Statements.

There have been no transfers between fair value levels during the period.

Financial Instruments Risk

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, restricted cash, accounts receivable and loans receivable. The risk exposure is limited to their carrying amounts reflected on the statement of financial position. The risk for cash and cash equivalents and restricted cash is mitigated by holding these instruments with highly rated Canadian financial institutions. As the Company does not invest in asset-backed deposits or investments, it does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its GICs. The Company mitigates the credit risk associated with the loans receivable by managing and monitoring the underlying business relationship.

Accounts receivable primarily consist of trade accounts receivable and sales tax receivable. The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is generally limited for receivables from government bodies, which generally have low default risk, and medical sales direct to patients, where payment is required prior to the delivery of goods. Credit risk for non-government wholesale customers is assessed on a case-by-case basis and a provision is recorded where required. As of March 31, 2020, $9.8 million of accounts receivable are from non-government wholesale customers (June 30, 2019 - $25.1 million). As of March 31, 2020, the Company recognized a $2.0 million provision for expected credit losses (June 30, 2019 - $3.1 million).

The Company’s aging of trade receivables was as follows:

($ thousands)	March 31, 2020	June 30, 2019

0 - 60 days	49,840	49,602
61+ days	20,387	35,630
	70,227	85,232

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with its financial liabilities when they are due. The Company manages liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due. As at March 31, 2020, the Company has a $264.4 million credit facility with BMO, of which $2.0 million letters of credit and $22.0 million of principal are outstanding under Facility A, $137.8 million principal is outstanding under Facility B, and $17.8 million principal is outstanding under Facility C. On April 2, 2019, the Company filed a Shelf Prospectus and a corresponding Registration Statement with the SEC, which allows Aurora to make offerings of common shares, debt securities, subscription receipts, units, warrants or any combination thereof up to US$750.0 million during the 25-month period that the Shelf Prospectus is effective. In connection with the Shelf Prospectus, the Company also filed an ATM supplement which provided for US$400.0 million in common shares to be sold by registered dealers on behalf of Aurora in the U.S. at prevailing market prices at the time of sale. For the nine months ended March 31, 2020, the Company raised $535.8 million (US$398.9 million) of gross proceeds under its ATM program. On April 16, 2020, the Company filed a second ATM supplement which provides for an additional US$250.0 million in common shares to be sold through the NYSE, increasing the total financing available under the ATM to US$650.0 million.

26	| AURORA CANNABIS INC. Q3 2020 MD&A

While the Company did not incur any significant disruptions to its operations during the Q3 2020 from COVID-19, subsequent to March 31, 2020, the Company took the following precautionary measures to strengthen the Company’s balance sheet and preserve flexibility given the macroeconomic uncertainty caused by COVID-19:

•	On April 16, 2020, the Company filed a prospectus supplement for a renewed ATM program which provides for an additional US$250.0 million in common shares to be sold by registered dealers on behalf of Aurora in the United States, thus increasing the total financing available under the ATM to US$650.0 million.
•	Subsequent to March 31, 2020, the Company issued 629,367 common shares under the ATM for gross proceeds of $7.8 million (US$5.6 million)

These capital raises, along with our cash and cash equivalents as at March 31, 2020 provides us with approximately $237.9 million in cash on hand to support ongoing operations and near-term contractual obligations. Refer to the “Key Developments During the Three Month Period Ended March 31, 2020” and “Risk Factors” sections for further discussion on COVID-19.

Summary of Outstanding Share Data

The Company had the following securities issued and outstanding as at April 30, 2020:

Securities (1)	Units Outstanding
Issued and outstanding common shares	110,071,815
Stock options	5,558,153
Warrants	1,001,957
Restricted share units	371,694
Deferred share units	10,016
Convertible debentures	3,978,138
(1)	Refer to Note 14 “Convertible Debentures”, Note 16 “Share Capital” and Note 17 “Share-Based Compensation” in the Company’s Financial Statements for a detailed description of these securities. All references to the number of securities above have been retroactively adjusted to reflect the Share Consolidation effective May 11, 2020.

27	| AURORA CANNABIS INC. Q3 2020 MD&A

Historical Quarterly Results

($ thousands, except earnings per share and Operational Results)	Q3 2020	Q2 2020	Q1 2020	Q4 2019 (6)
Financial Results
Net revenue (1)	$75,520	$56,027	$75,245	$98,942
Gross margin on cannabis net revenue (2)	44%	44%	58%	58%
Adjusted gross margin before FV adjustments on cannabis net revenue (3)	54%	55%	67%	64%
Earnings (loss) attributable to common shareholders	($137,395)	($1,286,129)	$12,756	($193)
Basic and dilutive earnings (loss) per share	($1.37)	($14.16)	$0.15	$0.00

Balance Sheet
Working capital	$447,812	$415,936	$123,750	$227,802
Cannabis inventory and biological assets (4)	$244,485	$216,735	$178,748	$144,275
Total assets	$4,717,656	$4,671,912	$5,606,799	$5,502,830

Operational Results - Cannabis
Cash cost of sales per gram sold (5)	$1.50	$1.60	$1.15	$1.47
Cash cost to produce per gram sold (5)	$0.85	$0.88	$0.85	$1.14
Active registered patients	86,674	90,307	91,116	84,729
Average net selling price of dried cannabis (3)	$4.64	$4.69	$4.90	$4.91
Average net selling price of cannabis extracts (3)	$9.61	$9.97	$11.21	$10.37
Kilograms produced	36,207	30,691	41,436	29,034
Kilograms sold	12,729	9,501	12,463	17,793

	Q3 2019	Q2 2019	Q1 2019	Q4 2018
Financial Results
Net revenue (1)	$65,145	$54,178	$29,674	$19,147
Gross margin on cannabis net revenue (2)	55%	54%	70%	74%
Adjusted gross margin before FV adjustments on cannabis net revenue (3)	63%	55%	53%	76%
Earnings (loss) attributable to common shareholders	($158,354)	($237,752)	$105,462	$79,868
Basic and dilutive earnings (loss) per share	($1.89)	($3.00)	$1.44	$1.56

Balance Sheet
Working capital	$469,729	$274,629	$548,446	$144,533
Cannabis inventory and biological assets (4)	$118,023	$79,924	$75,944	$39,602
Total assets	$5,549,780	$4,875,884	$4,955,361	$1,886,510

Operational Results - Cannabis
Cash cost of sales per gram sold (5)	$2.05	$2.60	$1.90	$1.87
Cash cost to produce per gram sold (5)	$1.42	$1.92	$1.45	$1.70
Active registered patients	77,136	73,579	67,484	43,308
Average net selling price of dried cannabis (3)	$5.86	$6.23	$8.39	$8.02
Average net selling price of cannabis extracts (3)	$11.01	$10.00	$12.12	$13.52
Kilograms produced	15,590	7,822	4,996	2,212
Kilograms sold	9,160	6,999	2,676	1,617
(1)	Net revenues represent our total gross revenues net of excise taxes levied by the CRA effective October 17, 2018, on the sale of medical and consumer use cannabis products. Given that our gross revenue figures exclude excise taxes that were levied and billed back to customers, as reflected in accordance with IFRS 15, we believe that the presentation of net revenue more accurately reflects the level of revenue earned during the relevant period.
(2)	Gross margin on cannabis net revenue is a non-GAAP measure. Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A for the defined term. Gross margin on cannabis net revenue for Q2 2019 and subsequent periods were comprised of revenues from both medical and consumer markets, while gross margin on cannabis net revenues for the periods prior to Q2 2019 were comprised of revenues from medical cannabis only. Given that our gross revenue from the sale of goods figure excludes excise taxes, we believe that the presentation of gross margin on cannabis net revenue more accurately reflects the level of gross profit earned from cannabis products during the relevant period.
(3)	Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A for the defined terms.
(4)	Represents total biological assets and cannabis inventory, exclusive of merchandise, accessories, supplies and consumables.
(5)	Cash cost of sales per gram of dried cannabis sold and cash cost to produce per gram of dried cannabis sold are non-GAAP financial measures and are not a recognized, defined, or standardized measure under IFRS. These respective metrics represents the blended and consolidated cash costs for dried cannabis produced and sold by our Aurora and CanniMed operations during the year ended June 30, 2018. However, due to the acquisitions completed and growth achieved in fiscal 2019, the metrics for fiscal 2019 and fiscal 2020 reflect the blended and consolidated cash costs of dried cannabis produced and sold by our Aurora, CanniMed, MedReleaf, ICC and Whistler operations. Refer to “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of this MD&A for the defined terms.
(6)	During the three months ended June 30, 2019, the Company recorded non-material year end corrections to: (i) capitalize certain payroll, share-based compensation and borrowing costs, related to the construction of our production facilities that were incorrectly expensed in prior periods; and (ii) reverse items that had been over-accrued in prior periods. The net impact of these adjustments to the three months ended June 30, 2019 Adjusted EBITDA was a $14.9 million reduction in reported operating expenses.
28	| AURORA CANNABIS INC. Q3 2020 MD&A

Risk Factors

In addition to the other information included in this report, readers should consider carefully the following factors, which describe the risks, uncertainties and other factors that may materially and adversely affect our business, products, financial condition and operating results. There are many factors that affect our business and our results of operations, some of which are beyond our control. The following is a description of important factors that may cause our actual results of operations in future periods to differ materially from those currently expected or discussed in the forward-looking statements (“FLS”) set forth in this report relating to our financial results, operations and business prospects. Except as required by law, we undertake no obligation to update any such FLS to reflect events or circumstances after the date of this MD&A.

These risks include, but are not limited to the following:

•	risk that government will continue to be slow in roll out strategy;
•	risk of managing the integration of acquisitions;
•	risk of managing the business transformation plan and becoming EBITDA positive;
•	risk of breaching the financial covenant ratios of the First Amendment to the First Amended and Restated Credit Agreement;
•	ability to successfully obtain and renew Cannabis Act licenses, adhere to all regulatory requirements, and maintain the good standing of our licenses;
•	actions by governmental authorities, including changes in laws, regulations and guidelines, which may have adverse effects on the Company’s operations;
•	risk of failure or delay to acquire regulatory approvals required to produce and sell cannabis;
•	the Company has a limited operating history and no assurance of profitability;
•	risks related to negative public perception of cannabis consumption which may have an adverse effect on the Company’s operational results, consumer base, financial results, and the desire of third parties doing business with us;
•	competition in the Company’s industry where current and future competitors may have longer operating histories, more financial resources, and lower costs than the Company;
•	risk of whether the Company is able to realize its growth targets;
•	ability to execute the Company’s strategy without additional financing;
•	operating hazards and uninsured risks;
•	attracting and retaining key employees;
•	ability to expand operations into international jurisdictions;
•	availability of strategic alliances which complement or augment the Company’s existing business;
•	possibility of product liability claims against the Company;
•	risk of product recalls and returns;
•	ability to successfully develop new products and obtain required regulatory approvals;
•	conflicts of interest which may arise between the Company and its directors and officers;
•	potential for legal proceedings arising in the normal course of business;
•	risks related to agricultural operations, including disease, insect pests, and changes in climate;
•	the Company’s dependence on transportation services and the possibility of disruptions;
•	the price of production of cannabis will vary based on a number of factors outside of our control;
•	risks related to compliance with safety, health, and environmental regulations;
•	ability to protect and preserve intellectual property rights;
•	risk of political and economic instability in the jurisdictions in which the Company operates;
•	execution of the Company’s growth strategy;
•	ability to successfully identify and make attractive acquisitions, joint ventures or investments, or successfully integrate future acquisitions;
•	volatility in the Company’s common share price on the TSX and NYSE;
•	global economy risk, which may impact the Company’s ability to raise equity or obtain additional financing;
•	risks associated with foreign currency translation losses;
•	restrictions and covenants from the Company's loan facilities may limit the Company's ability to execute its plans;
•	future issuances of equity could decrease the value of the Company's shares;
•	the regulated nature of the industry could discourage any takeover offers;
•	risks associated with the absence of dividends paid to shareholders;
•	misappropriation of assets and security breaches;
•	risks associated with breaches of security at our facilities or in respect of electronic documents and data storage and risks related to breaches of applicable privacy laws;
•	cyber security risks, loss of information and computer systems;
•	no assurance we will continue to meet listing standards of the NYSE and TSX;
•	risk that the Company will not be able to develop and maintain strong internal controls and be SOX compliant by the mandated deadline; and
•	risk associated with COVID-19 and the government response thereto, set out in greater detail below.

Infectious diseases, including COVID-19 pandemic, and related government responses could have a material and adverse effect on our business, financial condition and results of operations

On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. The Company’s business, including its operations, supply chains and interactions with counterparties, and its financial condition may be adversely impacted by the effects of COVID-19 and other infectious diseases.

The extent to which COVID-19 and other infectious diseases may impact the Company’s business, including its operations and the market for its securities and its financial condition, will depend on future developments, which are highly uncertain and cannot be predicted at this time. These include the duration, severity and scope of the outbreak and the actions taken by applicable governmental entities to address and mitigate COVID-19 or any other infectious diseases. In particular, the continued spread of COVID-19 globally could materially and adversely impact the Company’s business including, without limitation, employee health, workforce productivity, increased insurance premiums, limitations on travel, disruption to supply chains and the ability to deliver the Company’s products to end customers. In addition, government efforts to curtail the spread of COVID-19 may result in temporary or long-term suspensions or shut-downs of our operations, impact our customers and affect our supply chain. Such suspensions and disruptions may have a material and adverse effect on the Company’s business, financial condition and results of operations.

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In connection with COVID-19, we are taking additional safety measures at our facilities. However, such measures and related government mandates may not be effective, and one or more of our employees may get sick and may come to work infected, necessitating a short or long-term closure of the affected facilities, disrupting production. Such measures and mandates may also increase our expenses and otherwise impair our production levels or cause us to close or severely limit production at our facilities. Further, legal cannabis dispensaries in certain Canadian markets may close voluntarily or be forced to close by the provincial governments, reducing our ability to distribute cannabis. For example, the Ontario government required retail dispensaries in the province to close for a short period, after which they were allowed to reopen, subject to certain limitations. In addition, consumer demand for cannabis and our other products may be reduced as a result of reductions in consumers’ disposable income associated with lay-offs and work or pay limitations due to mandatory social distancing and lockdown measures implemented by governments in the geographies where we operate. Production limitations or stoppages, social distancing measures and other impediments affecting our suppliers, partners or our facilities, should they materialize, may make it difficult, more costly, or impossible for us to conduct portions of our business. Limitations on the function of Health Canada and other regulators as a result of remote work of its employees or redeployment of its resources to addressing the pandemic may delay our communications with the regulatory authorities and delay renewal of our existing licences or the receipt of additional licences required for our operations, should such licences be sought. If macroeconomic conditions continue to worsen in Canada and around the world, demand for cannabis and our other products may significantly decline and industry participants, including our customers and suppliers, may face financial hardship. In addition, the increased market volatility resulting from global business and economic disruption related to the pandemic and measures to contain it has made it more difficult for companies to access capital markets. The duration and severity of the COVID-19 pandemic is currently unknown, and the pandemic may continue for a significant period of time. Any of the foregoing may adversely affect our business, financial position and results of operations.

Due to the rapid developments and uncertainty surrounding COVID-19, it is not possible to reliably estimate the length and severity of these developments and its impact on the Company. As a result, any of the risks associated with COVID-19 as described above may impact key estimates and assumptions used in the Company’s financial statements. Such changes could be material and may impact, among other things, an impairment of long-lived assets including intangibles and goodwill.

For additional information regarding the risks that the Company is exposed to, see the disclosure provided under the heading “Risk Factors” in the Company’s AIF dated September 10, 2019, which is available on the SEDAR website at www.sedar.com.

Internal Controls over Financial Reporting

There were no significant changes in Aurora’s internal controls over financial reporting (“ICFR”) during the period covered by this MD&A that materially affected, or are reasonably likely to materially affect, the Company’s ICFR, except to the extent they relate to internal controls of acquired entities. Management continues to perform additional account reconciliations and other analytical and substantive procedures to ensure reliable financial reporting and the preparation of financial statements in accordance with IFRS.

Aurora has limited the scope of the design of disclosure controls and procedures and ICFR to exclude controls, policies, and procedures over entities that were acquired by the Company not more than 365 days before the end of the financial period. The only entity controlled by Aurora but was scoped out of the design of controls and procedures and ICFR was Chemi Pharmaceuticals Inc. (acquired April 24, 2019).

Excluding goodwill and intangible assets, Chemi constitutes approximately $0.2 million of the Company’s current assets, $0.3 million of total assets, and a nominal amount of current liabilities and total liabilities. Chemi contributed a nominal amount of revenue and $0.9 million of losses to the Company’s net loss for the nine months ended March 31, 2020.

Cautionary Statement Regarding Forward-Looking Statements

This MD&A contains certain statements which may constitute “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities law requirements (collectively, “forward-looking statements” or “FLS”). These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these FLS, except as required under applicable securities legislation. FLS relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events. In certain cases, FLS can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including “may”, “future”, “expected”, “intends” and “estimates”. By their very nature FLS involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the FLS. The Company provides no assurance that FLS will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on FLS. Certain FLS in this MD&A include, but are not limited to the following:

•	pro forma measures including revenue, registered medical patients and grams produced;
•	the completion of construction of production facilities, associated costs, and receipt of licenses from Health Canada to produce and sell cannabis and cannabis related products from these facilities;
•	the successful integration of CanniMed and MedReleaf and other subsidiaries into Aurora’s operations;
•	strategic investments and capital expenditures, and related benefits;
•	future growth expansion plans;
•	expectations regarding production capacity, costs and yields;
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•	product sales expectations and corresponding forecasted increases in revenues; and
•	the impact of the COVID-19 pandemic on the Company’s business, operations, capital resources and/or financial results.

The above and other aspects of the Company’s anticipated future operations are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these FLS are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. Such FLS are estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer  sales channels, management’s estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management’s estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from marijuana growing operations, product demand, changes in prices of required commodities, competition, the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, including the current outbreak of COVID-19, the “Risk Factors” section of the MD&A, as well as updates provided herein.

Cautionary Statement Regarding Certain Non-GAAP Performance Measures

This MD&A contains certain financial performance measures that are not recognized or defined under IFRS (termed “Non-GAAP Measures”). As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. For an explanation of these measures to related comparable financial information presented in the consolidated financial statements prepared in accordance with IFRS, refer to the discussion below. The Company believes that these Non-GAAP Measures are useful indicators of operating performance and are specifically used by management to assess the financial and operational performance of the Company. These Non-GAAP Measures include, but are not limited, to the following:

•	Cash cost of sales of dried cannabis sold is calculated by taking the cost of sales, excluding the effect of changes in the FV of biological assets and inventory, and deducting non-cash production costs, cannabis extract conversion costs, cost of accessories, cost of products purchased from other Licensed Producers that were sold, and cost of sales from non-cannabis producing subsidiaries. Cash cost of sales per gram of dried cannabis sold is calculated by taking cash cost of sales of dried cannabis sold divided by total grams of dried cannabis sold in the period that was produced by Aurora. Management believes these measures provide useful information about the efficiency of production and fulfillment for our core cannabis operations.
•	Cash cost to produce dried cannabis sold is equal to cash cost of sales of dried cannabis sold less packaging costs (i.e. post-production costs). Cash cost to produce per gram of dried cannabis sold is calculated by taking cash cost to produce dried cannabis sold divided by total grams of dried cannabis sold in the period that was produced by Aurora. Management believes these measures provide useful information about the efficiency of our production of cannabis.
•	Cannabis net revenue represents revenue from the sale of cannabis products, excluding excise taxes and revenues from patient counseling services, design, engineering and construction services, and analytical testing services. Cannabis net revenue is further broken down as follows:
◦	Medical cannabis net revenue represents Canadian and international cannabis net revenue for medical cannabis sales only, excluding wholesale bulk cannabis net revenue.
◦	Consumer cannabis net revenue represents cannabis net revenue for consumer cannabis sales only.
◦	Wholesale bulk cannabis net revenue represents cannabis net revenue for wholesale bulk cannabis only.

Management believes the cannabis net revenue measures provide more specific information about the net revenue purely generated from our core cannabis business and by market type.

•	Average net selling price per gram and gram equivalent is calculated by taking cannabis net revenue divided by total grams and grams equivalent of cannabis sold in the period. Average net selling price per gram and gram equivalent is further broken down as follows:
◦	Average net selling price per gram of dried cannabis represents the average net selling price per gram for dried cannabis sales only, excluding wholesale bulk cannabis sold in the period.
◦	Average net selling price per gram equivalent of cannabis extracts represents the average net selling price per gram equivalent for cannabis extracts only, excluding wholesale bulk cannabis extracts sold in the period.
◦	Average net selling price per gram and gram equivalent of medical cannabis represents the average net selling price per gram and gram equivalent for dried cannabis and cannabis extracts sold in the medical market.
◦	Average net selling price per gram and gram equivalent of consumer cannabis represents the average net selling price per gram and gram equivalent for dried cannabis and cannabis extracts sold in the consumer market.
◦	Average net selling price per gram and gram equivalent of wholesale bulk cannabis represents the average net selling price per gram and gram equivalent of wholesale bulk cannabis and cannabis extracts sold in the period. Wholesale bulk cannabis sales are not subject to excise taxes.

Management believes the average net selling price per gram or gram equivalent measures provide more specific information about the pricing trends over time by product and market type.

•	Gross profit before FV adjustments on cannabis net revenue is calculated by subtracting (i) cost of sales, before the effects of changes in FV of biological assets and inventory, and (ii) cost of sales from non-cannabis auxiliary support functions, from total cannabis net revenue. Gross margin before FV adjustments on cannabis net revenue is calculated by dividing gross profit before FV adjustments on cannabis net revenue divided by cannabis net revenue. Gross profit and gross margin before FV adjustments on cannabis net revenue is further broken down as follows:
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◦	Gross profit and gross margin before FV adjustments on medical cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated in the medical market only.
◦	Gross profit and gross margin before FV adjustments on consumer cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated in the consumer market only.
◦	Gross profit and gross margin before FV adjustments on wholesale bulk cannabis net revenue represents gross profit and gross margin before FV adjustments on sales generated from wholesale bulk cannabis only.

Management believes that these measures provide useful information to assess the profitability of our cannabis operations as it excludes the effects of non-cash FV adjustments on inventory and biological assets, which are required by IFRS.

•	Adjusted gross profit and adjusted gross margin before FV adjustments on cannabis net revenue represents cash gross profit and gross margin on cannabis net revenue and is calculated by (i) subtracting gross profit from non-cannabis auxiliary support functions, and (ii) adding back cost of sales depreciation, from total gross profit before fair value adjustments. Management believes adjusted gross profit and adjusted gross margin on cannabis net revenue provides useful information as it represents the cash gross profit and margin generated from cannabis operations.
•	Adjusted EBITDA is calculated as net income (loss) excluding interest income (expense), accretion, income taxes, depreciation, amortization, changes in fair value of inventory sold, changes in fair value of biological assets, share-based compensation, foreign exchange, changes in fair value of financial instruments, gains and losses on deemed disposal, and non-cash impairment of equity investments, goodwill, and other assets. Adjusted EBITDA is intended to provide a proxy for the Company’s operating cash flow and is widely used by industry analysts to compare Aurora to its competitors, and derive expectations of future financial performance for Aurora. Adjusted EBITDA increases comparability between comparative companies by eliminating variability resulting from differences in capital structures, management decisions related to resource allocation, and the impact of FV adjustments on biological assets and inventory and financial instruments, which may be volatile and fluctuate significantly from period to period.

Non-GAAP measures should be considered together with other data prepared accordance with IFRS to enable investors to evaluate the Company’s operating results, underlying performance and prospects in a manner similar to Aurora’s management. Accordingly, these non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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